FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Merrill Lynch Mortgage Investors, Inc.	**000-0809-940**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 26, 2005, MLMI Series 2005-A6	**333-127233**

Name of Person Filing the Document
(If Other than the Registrant)





05065284



SEC
SECTION
WASH, D.C.
192

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MERRILL LYNCH MORTGAGE INVESTORS, INC.



By: ______________________
Name: Matthew Whalen
Title: President

Dated: August 30, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

RMBS New Transaction


SEC
PROCESSING
WASH, D.C.
192
SECTION

Computational Materials

$[960,856,000] (approximate)

MLMI 2005-A6

Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

Merrill Lynch Mortgage Lending, Inc.
Seller

Wells Fargo Bank Minnesota, N.A.
Master Servicer

August [2], 2005

IMPORTANT NOTICES

This document and the information contained herein (the "Computational Materials") are confidential and may not be used by or disclosed to any person other than the person to whom they were originally delivered and such person's legal, tax, financial and/or accounting advisors. If you have received these Computational Materials in error, please notify the sending party immediately by telephone and return the original to such party by mail. Notwithstanding the foregoing, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the securities described herein, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the securities, and all materials of any kind relating to such federal tax treatment and structure, other than the identity of the issuer and information that would permit the identification of the issuer.

These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in these Computational Materials in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

CONTACTS

MBS/ABS Trading/Syndicate

Scott Soltas	212-449-3659	scott_soltas@ml.com
Charles Sorrentino	212-449-3659	charles_sorrentino@ml.com
Charles Macintosh	212-449-3659	charles_macintosh@ml.com
Colin Sheen	212-449-3659	colin_sheen@ml.com

Global Asset Backed Finance

Matt Whalen	212-449-0752	matthew_whalen@ml.com
Paul Park	212-449-6380	paul_park@ml.com
Tom Saywell	212-449-2122	tom_saywell@ml.com
Alan Chan	212-449-8140	alan_chan@ml.com
Fred Hubert	212-449-5071	fred_hubert@ml.com
Alice Chu	212-449-1701	alice_chu@ml.com
Sonia Lee	212-449-5067	sonia_lee@ml.com
Oleg Saitskiy	212-449-1901	oleg_saitskiy@ml.com
Keith Singletary	212-449-9431	keith_singletary@ml.com
Calvin Look	212-449-5029	calvin_look@ml.com

Standard & Poor's

Rebecca Neary	212-438-3026	Rebecca_Neary@sandp.com

Moody's

Deepika Kothari	201-915-5732	Deepika_Kothari@moodys.com



DEAL STRUCTURE SUMMARY:

MLMI 2005-A6

$[960,856,000] (Approximate, Subject to Final Collateral)
Adjustable Rate Residential Mortgage Loans

Class	Approx Size ($)	Coupon	WAL (yrs) (Call[4]/ Maturity)	Payment Window (Call[4]/ Maturity)	Payment Delay	Interest Accrual	Expected Final Maturity [4]	Stated Final Maturity [5]	Expected Ratings (Moody's/ S&P)
Class 1-A-1	314,757,000	Information not provided hereby							Aaa/AAA
Class 1-A-2	34,973,000	LIBOR + [ ] [(1), (2)]	2.37 / 2.59	1 - 78 / 1 – 172	0	Act/360	Feb-2012	Jul-2035	Aaa/AAA
Class 2-A-1	256,831,000	LIBOR + [ ] [(1), (2)]	0.85 / 0.85	1 - 22 / 1 - 22	0	Act/360	Jun-2007	Jul-2035	Aaa/AAA
Class 2-A-2	151,863,000	LIBOR + [ ] [(1), (2)]	3.00 / 3.00	22 - 58 / 22 - 58	0	Act/360	Jun-2010	Jul-2035	Aaa/AAA
Class 2-A-3	80,741,000	LIBOR + [ ] [(1), (2)]	6.06 / 7.39	58 - 78 / 58 - 173	0	Act/360	Feb-2012	Jul-2035	Aaa/AAA
Class 2-A-4	54,382,000	LIBOR + [ ] [(1), (2)]	2.37 / 2.59	1 - 78 / 1 – 173	0	Act/360	Feb-2012	Jul-2035	Aaa/AAA
Class M-1	26,826,000	LIBOR + [ ] [(1), (3)]	4.46 / 4.81	39 - 78 / 39 - 118	0	Act/360	Feb-2012	Jul-2035	Aa2/AA+
Class M-2	21,461,000	LIBOR + [ ] [(1), (3)]	4.43 / 4.66	38 - 78 / 38 - 105	0	Act/360	Feb-2012	Jul-2035	A2/AA-
Class B-1	14,145,000	LIBOR + [ ] [(1), (3)]	4.38 / 4.43	37 - 78 / 37 - 88	0	Act/360	Jun-2011	Jul-2035	Baa2/A
Class B-2	4,877,000	LIBOR + [ ] [(1), (3)]	4.15 / 4.15	37 - 70 / 37 - 70	0	Act/360	Nov-2010	Jul-2035	Baa3/BBB
Class B-3[6]	8,292,000	Information not provided hereby							NR/BBB-
Total:	969,148,000								

1) Subject to the lesser of the (i) Available Funds Cap and (ii) Maximum Rate Cap.
2) If the 10% optional termination is not exercised on the first Distribution Date on which it is exercisable, the margins on each of the Class A Certificates will increase to 2x their respective margins.
3) If the 10% optional termination is not exercised on the first Distribution Date on which it is exercisable, the margin on each of the Class M-1, Class M-2, Class B-1, Class B-2 and Class B-3 Certificates will increase to 1.5x its respective margin.
4) The Certificates will be priced at 30% CPR for the adjustable rate mortgage loans. Assumes 10% optional termination occurs.
5) Latest maturity date for any mortgage loan plus one month.
6) The Class B-3 Certificates will be privately placed. All information presented herein with respect to the Class B-3 Certificates is solely to assist your understanding of the Offered Certificates.

Title of Certificates	Merrill Lynch Mortgage Investors, Inc., Mortgage Pass-Through Certificates Series 2005-A6, consisting of: Class 1-A-1 and Class 1-A-2 Certificates (together, the "Class 1-A Certificates"), Class 2-A-1, Class 2-A-2, Class 2-A-3 and Class 2-A-4 Certificates (collectively, the "Class 2-A Certificates", and together with the Class 1-A Certificates, the "Class A Certificates") Class M-1 and Class M-2 Certificates (together, the "Class M Certificates"), Class B-1, Class B-2 and Class B-3 Certificates (collectively, the "Class B Certificates" and together with the Class M Certificates, the "Subordinate Certificates") The Class A, Class M, Class B-1 and Class B-2 Certificates are collectively known as the "Offered Certificates".
Lead Manager	Merrill Lynch, Pierce, Fenner & Smith Incorporated.
Depositor	Merrill Lynch Mortgage Investors, Inc.
Seller	Merrill Lynch Mortgage Lending, Inc.
Master Servicer	Wells Fargo Bank, N.A.
Servicers	GreenPoint Mortgage Funding, Inc., Countrywide and Wells Fargo Bank, N.A.
Trustee	Wachovia Bank, National Association.
Cut-Off Date	August 1, 2005
Pricing Date	On or about August [4], 2005.
Closing Date	On or about August 30, 2005.
Distribution Dates	Distribution of principal and interest on the Offered Certificates and the Class B-3 Certificates will be made on the 25th day of each month or, if such day is not a business day, on the first business day thereafter, commencing in September 2005.
ERISA Considerations	The Offered Certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Offered Certificates.
Legal Investment	The Class A Certificates and Class M-1 Certificates will constitute "mortgage-related securities" for the purposes of SMMEA.
Tax Status	For federal income tax purposes, the Trust Fund will include two or more segregated asset pools, with respect to which elections will be made to treat each as a "real estate mortgage investment conduit" ("REMIC").

Mortgage Loans

The trust will consist of two groups of approximately 3,195 adjustable rate and fixed rate, Alternative-A mortgage loans secured by first liens on one- to four-family residential properties. The information on the Mortgage Loans described herein is based on the pool of approximately $975,487,682 aggregate principal balance of Mortgage Loans as the Cut-off Date. Approximately, 91.49%, 5.34%, 0.19% and 2.98% of the Mortgage Loans are indexed based on six-month LIBOR, one-year LIBOR, one-month LIBOR and fixed rates, respectively, and all have original terms to maturity up to 30 years.

Approximately, 0.03%, 0.23%, 16.45% and 75.43% of the Mortgage Loans are scheduled to pay interest only for the first two years, three years, five years and ten years, respectively. Approximately, 78.26%, 18.76% and 2.98% of the mortgage loans were originated by GreenPoint, Impac and Wells Fargo, respectively, in accordance with the related underwriting guidelines specified in the prospectus supplement.

Group I Mortgage Loans

As of the Cut-off Date, the Group I Mortgage Loans have an aggregate principal balance of approximately $ 381,801,272, which equals approximately 39.14% of the Mortgage Loans.

Group I will consist of fixed rate and adjustable rate mortgage loans that had a principal balance at origination of no more than $359,650 if a single-unit property (or $539,475 if the property is located in Hawaii or Alaska), $460,400 if a two-unit property (or $690,600 if the property is located in Hawaii or Alaska), $556,500 if a three-unit property (or $834,750 if the property is located in Hawaii or Alaska), or $691,600 if a four-unit property (or $1,037,400 if the property is located in Hawaii or Alaska). Approximately, 86.88%, 7.60% and 5.52% of the Group I Mortgage Loans are indexed based on six-month LIBOR, one-year LIBOR and fixed rates, respectively. Approximately 87.98% of the Group I Mortgage Loans are scheduled to pay interest only for the first ten years. After such ten-year interest-only term, the Group I Mortgage Loans are scheduled to amortize on a 20-year fully amortizing basis, respectively.

Approximately, 94.48% and 5.52% of the mortgage loans were originated by GreenPoint and Wells Fargo, respectively, in accordance with the related underwriting guidelines specified in the prospectus supplement.

Group II Mortgage Loans

As of the Cut-off Date, the Group II Mortgage Loans have an aggregate principal balance of approximately $ 593,686,410, which equals approximately 60.86% of the Mortgage Loans.

Group II will consist of fixed rate and adjustable rate mortgage loans that had principal balances at origination that may or may not conform to the criteria specified above for mortgage loans included in Group I. Approximately 94.46%, 3.88%, 0.31 and 1.35% of the Group II Mortgage Loans are indexed based on six-month LIBOR, one-year LIBOR, one-month LIBOR and fixed rates, respectively. Approximately 67.36%, 27.03%, 0.38% and 0.04% of the Group II Mortgage Loans are scheduled to pay interest only for the first ten years, five years, three years and two years. After such interest-only terms, the Group II Mortgage Loans are scheduled to amortize on a 20-year, 25-year, 27-year and 28-year fully amortizing basis, respectively.

Approximately, 67.82%, 30.83% and 1.35% of the mortgage loans were originated by GreenPoint, Impac and Wells Fargo, respectively, in accordance with the related underwriting guidelines specified in the prospectus supplement.

Total Offered Deal Size

Approximately $969,148,000.

Credit Enhancements

1. Excess Interest,
2. Overcollateralization and
3. Subordination

Excess Interest

Excess interest cashflow will be available as credit enhancement.

Overcollateralization

The overcollateralization ("O/C") amount is equal to the excess of the aggregate stated principal balance of the Mortgage Loans over the aggregate certificate principal balance of the Offered Certificates and Class B-3 Certificates. On the Closing Date, the O/C amount will equal approximately 0.65% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-Off Date. To the extent the O/C amount is reduced below the O/C target amount (i.e., 0.65% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-Off Date) as a result of losses, excess cashflow will be directed to build O/C until the O/C target amount is restored.

Initial: 0.65% of original balance
Target: 0.65% of original balance
Floor: 0.50% of original balance

Subordination:
(1) includes initial OC

Classes	Rating (M/S)	Subordination (1)
Class A	Aaa/AAA	8.40%
Class M-1	Aa2/AA+	5.65%
Class M-2	A2/AA-	3.45%
Class B-1	Baa2/A	2.00%
Class B-2	Baa3/BBB	1.50%
Class B-3	NR/BBB-	0.65%

Class Sizes:

Classes	Rating (F/M/S)	Class Size
Class A	Aaa/AAA	91.60%
Class M-1	Aa2/AA+	2.75%
Class M-2	A2/AA-	2.20%
Class B-1	Baa2/A	1.45%
Class B-2	Baa3/BBB	0.50%
Class B-3	NR/BBB-	0.85%

Interest Accrual

For the Offered Certificates and the Class B-3 Certificates, interest will initially accrue from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an Actual/360 basis.

Coupon Step Up

If the optional termination of the trust does not occur on the first distribution date on which it can occur, (i) the margins on each of the Class A Certificates will increase to 2x their respective margins, and (ii) the margins on each class of the Subordinate Certificates will increase to 1.5x their respective margins, in each case on the following Distribution Date.

Available Funds Cap

The per annum rate equal to (A) 12 times the quotient of (x) the total scheduled interest based on the Net Mortgage Rates in effect on the related due date, divided by (y) the aggregate certificate principal balance of the Offered Certificates and Class B-3 Certificates as of the first day of the applicable accrual period.

"Net Mortgage Rate" means, with respect to any mortgage loan the mortgage rate on such mortgage loan less the administrative fees.

Cap Contract

The trust fund will own a one-month LIBOR cap contract purchased for the benefit of the Offered Certificates. After the Closing Date, the notional amount of the Cap Contract will amortize down pursuant to an amortization schedule that is generally estimated to decline in relation to the amortization of the Offered Certificates. In the event that, due to faster than expected amortization, the balance of the Offered Certificates is below the notional balance of the Cap Contract the Cap Contract Counterparty will reduce the notional balance of the Cap Contract to equal the balance of the Offered Certificates. Payments received on the cap contract will be available to pay amounts to the holders of the Offered Certificates, in respect of shortfalls arising as a result of the Available Funds Cap, as described herein (except to the extent attributable to the fact that Realized Losses are not allocated to the Class A Certificates after the Subordinate Certificates have been written down to zero).

Maximum Rate Cap

The pass-through rates of each of the Offered Certificates and the Class B-3 Certificates will also be subject to a "Maximum Rate Cap", which will be calculated in the same manner as the Available Funds Cap, but based on the net maximum lifetime mortgage rates rather than the net mortgage rate. Any interest shortfall due to the Maximum Rate Cap will not be reimbursed.

Shortfall Reimbursement

If on any Distribution Date the pass-through rate for any class of Offered Certificates and the Class B-3 Certificates is limited by the Available Funds Cap, (1) the amount of such interest that would have been distributed if the pass-through rate had not been so limited by the Available Funds Cap, up to but not exceeding the greater of (a) the Maximum Rate Cap and (b) the sum of (i) the Available Funds Cap and (ii) the quotient obtained by dividing (I) and amount equal to the proceeds, if any, payable under the Cap Contract with respect to such Distribution Date by (II) the aggregate certificate principal balance of the Classes of Offered Certificates to which such Cap Contract relates for such Distribution Date over (2) the amount of interest such class was entitled to receive on such Distribution Date based on the Available Funds Cap together with the unpaid portion of any such excess from prior Distribution Dates and interest accrued thereon at the then applicable Pass-Through Rate for such class, without giving effect to the Available Funds Cap. Such reimbursement will be paid only on a subordinated basis. No such carryover with respect to a Class will be paid to such Class once the certificate principal balance thereof has been reduced to zero.

Cashflow Priority
<Preliminary and Subject to Revision>

1. Repayment of any unreimbursed Servicer advances.
2. Servicing Fees and Trustee Fees, as applicable.
3. Available interest funds, as follows: monthly interest, including any unpaid monthly interest from prior months, concurrently, to the Class A Certificates and then sequentially to the Class M-1 Certificates, Class M-2 Certificates, Class B-1 Certificates, Class B-2 Certificates and Class B-3 Certificates, in that order.
4. Available principal funds, as follows: monthly principal, first to the Class A Certificates, pro rata, and then sequentially to the Class M-1 Certificates, Class M-2 Certificates, Class B-1 Certificates, Class B-2 Certificates and Class B-3 Certificates, in that order, in each case as described under "PRINCIPAL PAYDOWN."
5. Excess interest in the order as described under "PRINCIPAL PAYDOWN" if necessary to build or restore O/C to the O/C target amount.
6. Excess interest to pay realized losses previously allocated to the Class M-1, Class M-2, Class B-1 Class B-2 and Class B-3 Certificates, in that order.
7. Excess interest to pay carryover resulting from imposition of the Available Funds Cap, to the extent not covered by the Cap Contract.
8. Any remaining amount will be paid in accordance with the Pooling and Servicing Agreement and will not be available for payment to holders of the Offered Certificates and the Class B-3 Certificates.

Payments received on the Cap Contract will only be available to the classes of Offered Certificates to pay amounts in respect of carryovers other than any carryovers resulting from the fact that realized losses are not allocated to the Class A Certificates after the Subordinate Certificates have been written down to zero. Any excess of amounts received on the Cap Contract over amounts needed to pay such carryovers on the classes of Offered Certificates will be distributed in respect of other classes of certificates not described herein.

PRINCIPAL PAYDOWN
IF THE SUBORDINATE CLASS PRINCIPAL DISTRIBUTION TEST IS NOT MET:

1) The Group I Principal Distribution Percentage of (i) scheduled and unscheduled principal received from the Mortgage Loans and (ii) excess spread to the extent distributable as principal to replenish O/C to the required level will be paid to the Class 1-A Certificates.
2) The Group II Principal Distribution Percentage of (i) scheduled and unscheduled principal received from the Mortgage Loans and (ii) excess spread to the extent distributable as principal to replenish O/C to the required level will be paid to the Class 2-A Certificates.

Group I Principal Distribution Percentage means with respect to any Distribution Date, the fraction expressed as a percentage, the numerator of which is the amount of scheduled and unscheduled principal received with respect to Group I mortgage loans and distributable on such Distribution Date, and the denominator of which is the amount of scheduled and unscheduled principal received from all of the Mortgage Loans and distributable on such Distribution Date.

Group II Principal Distribution Percentage means with respect to any Distribution Date, the fraction expressed as a percentage, the numerator of which is the amount of scheduled and unscheduled principal received with respect to Group II mortgage loans and distributable on such Distribution Date, and the denominator of which is the amount of scheduled and unscheduled principal received from all of the Mortgage Loans and distributable on such Distribution Date.

Principal distributions allocated to the Class 1-A Certificates will be distributed pro rata between the Class 1-A-1 and Class 1-A-2 Certificates; provided that in the event that a Class 1-A Trigger Event (as defined below) has occurred, amounts allocated to the Class 1-A Certificates will be distributed to the Class 1-A-1 and Class 1-A-2 Certificates sequentially in such order.

Principal distributions allocated to the Class 2-A Certificates will be distributed pro-rata to (a) the Class 2-A-1 Certificates until the Certificate principal balance thereof has been reduced to zero, then to the Class 2-A-2 Certificates until the Certificate principal balance thereof has been reduced to zero, then to the Class 2-A-3 Certificates until the Certificate principal balance thereof has been reduced to zero and (b) to the Class 2-A-4 Certificates until the Certificate principal balance thereof has been reduced to zero; provided, however, that on and after the Distribution Date on which the aggregate Certificate Principal Balance of the Subordinate Certificates have been reduced to zero, any principal distributions allocated to the Class 2-A-1, Class 2-A-2, Class 2-A-3 and Class 2A-4 Certificates are required to be allocated pro rata among such classes of Certificates based on their respective Certificate Principal Balances, until their Certificate Principal Balances have been reduced to zero.

After the Certificate principal balance of either the Class 1-A or Class 2-A Certificates has been reduced to zero, the amounts remaining referred to in (1) or (2) above, as applicable, will be distributed to the Class 1-A or Class 2-A Certificates (i.e., whichever such class or classes remain outstanding), as the case may be. After the aggregate Certificate principal balance of both the Class 1-A and Class 2-A Certificates has been reduced to zero, the amounts remaining referred to in (1) and (2) above will be distributed sequentially to the Class M-1, Class M-2, Class B-1, Class B-2 and Class B-3 Certificates, in each case, until reduced to zero.

IF THE SUBORDINATE CLASS PRINCIPAL DISTRIBUTION TEST IS MET:
All Certificates will be entitled to receive payments of principal, in the following order of priority: first, to the Class A, second, to the Class M-1 Certificates, third, to the Class M-2 Certificates, fourth, to the Class B-1 Certificates, fifth, to the Class B-2 Certificates and sixth, to the Class B-3 Certificates, in each case up to amounts necessary to maintain the subordination for each class at its required level; provided that in no event shall the payment of principle result in an O/C amount that is less then the O/C Floor. Such required levels of subordination are approximately as follows:

Class A	16.80%
Class M-1	11.30%
Class M-2	6.90%
Class B-1	4.00%
Class B-2	3.00%
Class B-3	1.30%

THE SUBORDINATE CLASS PRINCIPAL DISTRIBUTION TEST IS MET IF:
i) The Distribution Date is on or after the September 2008 Distribution Date; and
ii) The Subordinate Class Principal Distribution Date has occurred (as described below); and
iii) A Step Down Loss Trigger Event does not exist.

SUBORDINATE CLASS PRINCIPAL DISTRIBUTION DATE

The first Distribution Date on which the Senior Enhancement Percentage (i.e., the sum of the aggregate outstanding certificate principal balance of the Subordinate Certificates and the O/C amount divided by the aggregate stated principal balance of the Mortgage Loans) is greater than or equal to the Senior Specified Enhancement Percentage (including O/C), which is equal to two times the initial Class A subordination percentage.
Senior Specified Enhancement Percentage:
16.80%
or
(7.75%+0.65%)*2

Step Down Loss Trigger Event
<Preliminary and Subject to Revision>

The situation that exists with respect to any Distribution Date after the Stepdown Date, if (a) the quotient of (1) the aggregate stated principal balance of all Mortgage Loans 60 or more days delinquent, measured on a rolling three month basis (including Mortgage Loans in foreclosure and REO Properties) and (2) the stated principal balance of all the Mortgage Loans as of the preceding Servicer Remittance Date, equals or exceeds the product of (i) [31%] and (ii) the Required Percentage or (b) the quotient (expressed as a percentage) of (1) the aggregate Realized Losses incurred from the Cut-off Date through the last day of the calendar month preceding such Distribution Date and (2) the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date exceeds the Required Loss Percentage.

Distribution Date Occurring	Required Loss Percentage
September 2008 – August 2009	[0.75% with respect to September 2008, plus an additional 1/12th of 0.25% for each month thereafter]
September 2009 – August 2010	[1.00% with respect to September 2009, plus an additional 1/12th of 0.25% for each month thereafter]
September 2010 – August 2011	[1.25% with respect to September 2010, plus an additional 1/12th of 0.15% for each month thereafter]
September 2011 and thereafter	[1.40%]

Class 1-A Trigger Event

A Class 1-A Trigger Event is identical to a Step Down Loss Trigger Event provided that during the period from September 2005 – August 2008 a Required Loss Percentage of [TBD %] shall be in effect.

Special Foreclosure Rights:

A Servicer will not commence foreclosure proceedings with respect to a mortgage loan unless (i) no later than five business days prior to such commencement, it notifies the Master Servicer of its intention to do so, and (ii) the majority holder of the Class C Certificates, either directly or through the Master Servicer, does not, within such period, affirmatively object to such action. If the majority holder of the Class C Certificates timely and affirmatively objects to such action, then it will instruct the Master Servicer to hire three appraisal firms, identified in the related servicing agreements to compute the fair value of the mortgaged property relating to the related mortgage loan utilizing the Fannie Mae Form 2055 Exterior-Only Inspection Residential Appraisal Report (each such appraisal firm computation, a "Fair Value Price"), in each case no later than 30 days from the date of such holder's objection. The holder of the Class C Certificates will, no later than 5 days after the expiration of such 30-day period, purchase (and deliver to the related Servicer the purchase price for) such mortgage loan and the related mortgaged property at an amount equal to the highest of the three Fair Value Prices determined by such appraisal firms.

In the event that the related Servicer determines not to proceed with foreclosure proceedings with respect to a mortgage loan that is 60 days' or more delinquent, prior to taking any action with respect to such mortgage loan such Servicer must promptly provide the Master Servicer with notice of such determination and a description of such other action as it intends to take with respect to such mortgage loan. A Servicer is not permitted to proceed with any such action unless the majority holder of the Class C Certificates, either directly or through the Master Servicer, does not, within five business days following such notice, affirmatively object to such Servicer taking such action. If the majority holder of the Class C Certificates timely and affirmatively objects to such Servicer's contemplated action, then it will instruct the Master Servicer to hire three appraisal firms, identified in the related servicing agreements, to compute the fair value of the mortgaged property relating to the related mortgage loan utilizing the Fannie Mae Form 2055 Exterior-Only Inspection Residential Appraisal Report, in each case no later than 30 days from the date of such holder's objection. The majority holder of the Class C Certificates will, no later than 5 days after the expiration of such 30-day period, purchase (and deliver to the related Servicer the purchase price for) such mortgage loan and the related mortgaged property at an amount equal to the highest of the three Fair Value Prices determined by such appraisal firms.

Notwithstanding anything herein to the contrary, the majority holder of the Class C Certificates shall not be entitled to any of its rights described herein with respect to a mortgage loan following its failure to purchase a mortgage loan and the related mortgaged property (at the highest of the three Fair Value Prices respectively determined by such appraisal firms as set forth above) on or before the 30th day following its objection to the Servicer action.

(Preliminary and Subject to Revision)

Prospectus

The Offered Certificates will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Complete information with respect to the Offered Certificates and the Mortgage Loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Certificates may not be consummated unless the purchaser has received the Prospectus.

Mortgage Loan Tables

The following tables describe the Mortgage Loans and the related mortgaged properties as of the Statistical Calculation Date, except where otherwise noted. The sum of the columns below may not equal the total indicated due to rounding.

AGGREGATE MORTGAGE LOANS CHARACTERISTICS:

Total Current Balance	$975,487,682.48
Total Number of Loans	3,195

	Average or Weighted Average (1)	Minimum	Maximum
Current Balance	$305,316.96	$15,200.00	$1,588,000.00
Original Balance	$305,555.12	$15,200.00	$1,588,000.00
Loan Rate	5.844%	3.750%	11.000%
Servicing Fee	0.329%	0.250%	3.255%
Net Loan Rate	5.516%	3.235%	10.625%
Gross Margin (3)	2.679%	2.000%	6.500%
Maximum Loan Rate (3)	11.709%	9.625%	17.000%
Original LTV	77.58%	15.38%	95.00%
Credit Score	711	537	820
Original Term (mos)	359	120	360
Remaining Term (mos)	356	113	359
Seasoning (mos)	3	1	24
Next Rate Reset (3)	35	1	119
Rate Adj Freq (3)	6	1	12
First Rate Adj Freq (3)	39	1	120
IO Original Term (2)(3)	109	24	120
IO Remaining Term (2)(3)	106	17	119
Top State Concentrations ($)	CA(55.03%),FL(3.65%),VA(3.64%),MD(3.54%),WA(3.31%)		
First Pay Date		09/01/2003	08/01/2005
Rate Change Date (3)		09/01/2005	07/01/2015
Maturity Date		01/01/2015	07/01/2035

(1) Based on current balances

(2) For Interest-Only loans.

(3) Based on adjustable rate loans

Index

Index	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
6 Month LIBOR	2,820	$892,518,250.15	91.49%	5.817%	714	$316,496	77.54%	17.37%	95.26%
1 Year LIBOR	188	52,084,993.43	5.34	6.264	700	277,048	78.47	13.16	89.87
1 Month LIBOR	3	1,816,785.34	0.19	5.417	672	605,595	80.00	0.00	100.00
Fixed Rate	184	29,067,653.56	2.98	5.967	652	157,976	77.02	77.37	0.00
Total:	**3,195**	**$975,487,682.48**	**100.00%**	**5.844%**	**711**	**$305,317**	**77.58%**	**18.90%**	**92.14%**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
1 Month LIBOR IO Loans	3	$1,816,785.34	0.19%	5.417%	672	$605,595	80.00%	0.00%	100.00%
6 Month LIBOR IO Loans	52	16,709,003.45	1.71	5.502	692	321,327	77.83	15.76	100.00
1 Year LIBOR Loans	21	4,819,352.37	0.49	6.059	693	229,493	76.27	12.75	0.00
1 Year LIBOR IO Loans	165	46,499,714.07	4.77	6.306	701	281,816	78.76	12.44	100.00
2/28 LIBOR Loans	36	7,786,387.84	0.80	5.987	692	216,289	78.10	24.25	0.00
2/28 LIBOR IO Loans	331	112,274,175.75	11.51	5.852	699	339,197	81.52	16.15	100.00
3/27 LIBOR Loans	109	24,857,357.19	2.55	6.128	702	228,049	79.20	18.77	0.00
3/27 LIBOR IO Loans	1,623	522,413,784.41	53.55	5.862	716	321,882	78.46	13.67	100.00
5/25 LIBOR Loans	39	7,803,325.65	0.80	5.770	708	200,085	73.64	31.41	0.00
5/25 LIBOR IO Loans	573	180,588,467.90	18.51	5.673	718	315,163	73.25	24.74	100.00
5/1 LIBOR Loans	1	454,926.99	0.05	5.125	652	454,927	80.00	100.00	0.00
5/1 LIBOR IO Loans	1	311,000.00	0.03	4.750	727	311,000	67.46	0.00	100.00
7/23 LIBOR Loans	6	1,863,636.30	0.19	5.165	750	310,606	63.28	67.49	0.00
7/23 LIBOR IO Loans	36	13,924,428.43	1.43	5.319	732	386,790	67.38	44.89	100.00
10/20 LIBOR IO Loans	15	4,297,683.23	0.44	6.501	717	286,512	76.53	37.91	100.00
10 Year Fixed Loans	1	85,897.80	0.01	5.750	636	85,898	85.00	100.00	0.00
15 Year Fixed Loans	9	1,064,237.05	0.11	5.119	675	118,249	64.05	38.45	0.00
20 Year Fixed Loans	17	2,595,951.27	0.27	5.613	659	152,703	76.62	49.29	0.00
25 Year Fixed Loans	7	1,258,056.25	0.13	5.767	661	179,722	67.69	100.00	0.00
30 Year Fixed Loans	150	24,063,511.19	2.47	6.054	650	160,423	78.10	80.86	0.00
Total:	**3,195**	**$975,487,682.48**	**100.00%**	**5.844%**	**711**	**$305,317**	**77.58%**	**18.90%**	**92.14%**

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Fully Amortizing	396	$76,652,639.90	7.86%	5.983%	683	$193,567	77.13%	44.13%	0.00%
24 Month Interest-Only	1	255,400.00	0.03	4.750	776	255,400	70.00	0.00	100.00
36 Month Interest-Only	4	2,230,750.00	0.23	5.472	711	557,688	76.44	0.00	100.00
60 Month Interest-Only	427	160,501,714.00	16.45	5.363	701	375,882	73.20	30.85	100.00
120 Month Interest-Only	2,367	735,847,178.58	75.43	5.936	716	310,878	78.59	13.73	100.00
Total:	**3,195**	**$975,487,682.48**	**100.00%**	**5.844%**	**711**	**$305,317**	**77.58%**	**18.90%**	**92.14%**

Cut-off Date Stated Principal Balances

Range of Cut-off Date Stated Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
0.01 to 100,000.00	238	$18,530,518.66	1.90%	6.184%	699	$77,859	76.86%	43.06%	67.59%
100,000.01 to 200,000.00	843	126,367,033.02	12.95	6.077	705	149,902	77.55	33.40	80.09
200,000.01 to 300,000.00	689	172,333,198.48	17.67	5.952	709	250,121	78.03	22.02	88.39
300,000.01 to 400,000.00	575	200,777,104.51	20.58	5.811	712	349,178	77.78	19.42	93.49
400,000.01 to 500,000.00	421	189,731,693.64	19.45	5.776	711	450,669	78.03	11.51	96.93
500,000.01 to 600,000.00	244	132,921,622.01	13.63	5.717	717	544,761	78.20	10.18	96.75
600,000.01 to 700,000.00	105	67,409,718.66	6.91	5.667	712	641,997	76.90	14.33	98.03
700,000.01 to 800,000.00	45	33,897,065.15	3.47	5.677	719	753,268	73.12	24.16	100.00
800,000.01 to 900,000.00	14	11,874,799.98	1.22	5.765	708	848,200	76.02	7.43	100.00
900,000.01 to 1,000,000.00	17	16,576,928.37	1.70	5.852	710	975,113	74.35	11.82	94.22
1,000,000.01 to 1,100,000.00	1	1,040,000.00	0.11	5.750	764	1,040,000	80.00	0.00	100.00
1,100,000.01 to 1,200,000.00	1	1,200,000.00	0.12	4.625	728	1,200,000	69.77	100.00	100.00
1,200,000.01 to 1,300,000.00	1	1,240,000.00	0.13	6.875	686	1,240,000	77.50	0.00	100.00
1,500,000.01 to 2,000,000.00	1	1,588,000.00	0.16	6.375	735	1,588,000	80.00	0.00	100.00
Total:	**3,195**	**$975,487,682.48**	**100.00%**	**5.844%**	**711**	**$305,317**	**77.58%**	**18.90%**	**92.14%**

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
3.501 to 3.750	1	$231,963.00	0.02%	3.750%	664	$231,963	78.64%	100.00%	100.00%
4.001 to 4.250	10	3,364,331.94	0.34	4.204	734	336,433	59.37	70.56	97.30
4.251 to 4.500	33	12,781,834.95	1.31	4.462	740	387,328	67.43	48.22	97.00
4.501 to 4.750	74	30,153,500.83	3.09	4.704	722	407,480	67.51	42.58	93.28
4.751 to 5.000	134	44,992,161.23	4.61	4.933	726	335,762	69.42	37.21	92.01
5.001 to 5.250	202	74,223,063.86	7.61	5.193	718	367,441	75.94	21.29	95.71
5.251 to 5.500	405	143,107,117.19	14.67	5.447	715	353,351	78.04	16.69	94.27
5.501 to 5.750	512	171,625,047.79	17.59	5.692	715	335,205	78.25	13.01	95.46
5.751 to 6.000	620	183,766,432.87	18.84	5.925	710	296,397	78.54	17.27	89.81
6.001 to 6.250	374	101,566,848.54	10.41	6.195	709	271,569	79.13	21.71	88.60
6.251 to 6.500	368	98,370,860.38	10.08	6.432	705	267,312	79.12	11.05	89.35
6.501 to 6.750	236	54,248,840.41	5.56	6.678	696	229,868	79.31	19.67	89.37
6.751 to 7.000	107	25,960,021.54	2.66	6.907	690	242,617	80.19	17.30	91.21
7.001 to 7.250	62	16,185,749.48	1.66	7.185	696	261,060	81.14	13.04	92.15
7.251 to 7.500	24	7,919,729.26	0.81	7.425	684	329,989	82.29	14.22	93.14
7.501 to 7.750	16	2,985,210.80	0.31	7.717	670	186,576	83.35	32.04	91.16
7.751 to 8.000	7	1,873,100.00	0.19	7.907	673	267,586	87.29	0.00	100.00
8.001 to 8.250	6	1,335,133.73	0.14	8.186	666	222,522	89.23	0.00	82.86
8.251 to 8.500	1	275,400.00	0.03	8.500	629	275,400	90.00	0.00	100.00
8.501 to 8.750	1	213,650.00	0.02	8.750	675	213,650	94.98	0.00	100.00
9.751 to 10.000	1	235,784.68	0.02	9.875	667	235,785	80.00	0.00	0.00
10.751 to 11.000	1	71,900.00	0.01	11.000	693	71,900	89.99	0.00	100.00
Total:	**3,195**	**$975,487,682.48**	**100.00%**	**5.844%**	**711**	**$305,317**	**77.58%**	**18.90%**	**92.14%**



Remaining Term

Remaining Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
109 to 120	1	$85,897.80	0.01%	5.750%	636	$85,898	85.00%	100.00%	0.00%
145 to 156	1	90,981.94	0.01	4.125	787	90,982	38.46	0.00	0.00
169 to 180	8	973,255.11	0.10	5.212	665	121,657	66.44	42.04	0.00
217 to 228	5	927,610.60	0.10	5.431	695	185,522	81.27	30.40	0.00
229 to 240	12	1,668,340.67	0.17	5.714	639	139,028	74.04	59.79	0.00
277 to 288	4	444,338.48	0.05	6.046	650	111,085	80.46	100.00	0.00
289 to 300	3	813,717.77	0.08	5.615	668	271,239	60.72	100.00	0.00
325 to 336	1	211,428.24	0.02	4.500	668	211,428	80.00	0.00	0.00
337 to 348	15	3,368,047.26	0.35	5.745	692	224,536	81.16	64.88	29.41
349 to 360	3,145	966,904,064.61	99.12	5.846	711	307,442	77.59	18.53	92.86
Total:	**3,195**	**$975,487,682.48**	**100.00%**	**5.844%**	**711**	**$305,317**	**77.58%**	**18.90%**	**92.14%**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
10.01 to 20.00	1	$39,963.84	0.00%	6.500%	687	$39,964	15.38%	0.00%	0.00%
20.01 to 30.00	1	149,815.57	0.02	4.875	738	149,816	25.00	0.00	0.00
30.01 to 40.00	10	1,754,625.33	0.18	5.705	717	175,463	35.33	47.40	51.08
40.01 to 50.00	30	7,019,639.40	0.72	5.068	732	233,988	45.80	36.12	82.19
50.01 to 60.00	69	20,997,406.12	2.15	5.253	708	304,310	56.60	43.44	82.16
60.01 to 70.00	396	132,503,323.74	13.58	5.347	706	334,604	68.05	25.34	92.80
70.01 to 75.00	168	52,374,013.18	5.37	5.843	704	311,750	73.40	16.38	85.37
75.01 to 80.00	2,323	707,454,455.71	72.52	5.922	716	304,543	79.74	15.65	94.59
80.01 to 85.00	22	5,818,290.16	0.60	6.115	666	264,468	84.27	30.77	68.69
85.01 to 90.00	114	30,416,805.21	3.12	6.386	658	266,814	89.63	34.69	70.20
90.01 to 95.00	61	16,959,344.22	1.74	6.503	664	278,022	94.74	39.37	74.89
Total:	**3,195**	**$975,487,682.48**	**100.00%**	**5.844%**	**711**	**$305,317**	**77.58%**	**18.90%**	**92.14%**



COMPUTATIONAL MATERIALS FOR
MERRILL LYNCH MORTGAGE INVESTORS, INC.,
SERIES 2005-A6

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
537 to 550	3	$254,298.70	0.03%	5.875%	540	$84,766	64.87%	21.03%	0.00%
551 to 575	8	1,370,221.55	0.14	6.158	570	171,278	78.15	83.18	0.00
576 to 600	22	3,644,018.10	0.37	6.161	589	165,637	77.10	68.66	11.48
601 to 625	80	21,999,791.33	2.26	6.323	616	274,997	83.15	43.94	73.75
626 to 650	190	50,602,064.98	5.19	6.133	642	266,327	78.66	35.69	79.71
651 to 675	393	110,168,229.49	11.29	6.037	665	280,326	76.70	27.58	84.81
676 to 700	660	204,600,568.21	20.97	5.859	688	310,001	77.68	14.14	94.26
701 to 725	736	238,756,871.47	24.48	5.769	712	324,398	77.56	14.02	95.56
726 to 750	498	154,468,592.49	15.84	5.816	738	310,178	77.95	12.35	95.95
751 to 775	362	114,871,927.67	11.78	5.699	762	317,326	76.97	19.32	94.27
776 to 800	196	59,891,330.79	6.14	5.651	785	305,568	76.77	23.08	94.57
801 to 820	47	14,859,767.70	1.52	5.818	807	316,165	75.44	34.08	95.98
Total:	**3,195**	**$975,487,682.48**	**100.00%**	**5.844%**	**711**	**$305,317**	**77.58%**	**18.90%**	**92.14%**

Geographic Area

Geographic Area	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Alabama	7	$1,438,748.34	0.15%	5.666%	662	$205,535	90.16%	71.02%	25.21%
Arizona	128	31,135,392.07	3.19	5.914	715	243,245	78.13	29.34	97.43
California	1,295	536,807,330.50	55.03	5.686	716	414,523	77.01	14.55	97.08
Colorado	110	22,878,282.63	2.35	6.012	709	207,984	78.51	24.96	95.39
Connecticut	13	4,241,751.39	0.43	6.071	694	326,289	78.95	46.20	85.09
Delaware	8	1,297,398.84	0.13	6.257	712	162,175	77.92	35.59	77.66
District of Columbia	10	4,080,625.59	0.42	6.616	689	408,063	77.83	25.92	82.09
Florida	175	35,583,704.84	3.65	6.036	707	203,335	77.44	19.64	89.75
Georgia	92	17,581,241.20	1.80	6.094	707	191,100	79.35	25.45	90.10
Hawaii	8	3,412,433.74	0.35	5.819	710	426,554	77.71	14.67	100.00
Idaho	9	1,417,985.95	0.15	6.082	710	157,554	79.65	24.44	82.84
Illinois	113	27,528,626.01	2.82	6.210	705	243,616	79.27	14.03	81.39
Indiana	12	2,297,649.26	0.24	6.167	678	191,471	71.35	31.95	63.56
Iowa	8	1,085,226.26	0.11	6.659	683	135,653	81.89	33.58	43.71
Kansas	6	571,398.83	0.06	6.825	669	95,233	81.66	33.57	66.43
Kentucky	7	1,167,203.27	0.12	6.704	667	166,743	79.85	45.35	46.85
Louisiana	2	225,774.75	0.02	6.870	627	112,887	80.00	50.39	49.61
Maryland	122	34,501,555.17	3.54	6.015	700	282,800	78.86	25.23	94.44
Massachusetts	68	19,555,095.24	2.00	6.250	710	287,575	76.46	24.74	76.16
Michigan	57	7,825,839.13	0.80	6.371	699	137,295	78.90	17.42	77.69
Minnesota	46	8,174,594.05	0.84	6.199	718	177,709	79.22	29.53	90.43
Mississippi	1	195,661.99	0.02	5.000	591	195,662	76.70	0.00	0.00
Missouri	9	1,891,962.29	0.19	5.682	640	210,218	76.02	4.00	85.13
Montana	7	1,568,128.45	0.16	6.125	703	224,018	71.62	7.60	100.00
Nebraska	2	165,230.67	0.02	5.049	647	82,615	77.47	100.00	0.00
Nevada	114	32,298,577.13	3.31	5.898	714	283,321	78.37	18.44	97.26
New Hampshire	5	1,247,435.66	0.13	6.089	691	249,487	76.52	0.00	63.83
New Jersey	62	18,855,169.31	1.93	6.231	699	304,116	79.42	18.29	63.05
New Mexico	2	269,066.90	0.03	6.574	638	134,533	88.36	59.12	40.88
New York	66	22,692,979.00	2.33	6.116	697	343,833	75.50	35.56	72.95
North Carolina	36	6,374,884.78	0.65	6.010	692	177,080	77.82	45.72	74.79
Ohio	64	8,266,488.36	0.85	6.082	701	129,164	79.89	35.15	88.52
Oklahoma	2	276,235.48	0.03	6.452	681	138,118	89.27	0.00	38.23
Oregon	82	15,395,862.64	1.58	5.966	719	187,754	78.65	24.85	97.18
Pennsylvania	42	7,451,291.00	0.76	5.966	713	177,412	79.70	27.90	59.35
Rhode Island	3	589,181.98	0.06	6.454	707	196,394	79.99	33.24	31.90
South Carolina	16	2,473,303.19	0.25	6.042	689	154,581	77.66	16.68	76.85
South Dakota	2	216,948.90	0.02	6.375	643	108,474	84.94	100.00	0.00
Tennessee	26	4,082,418.49	0.42	6.028	695	157,016	80.20	20.56	69.72
Texas	68	11,331,670.32	1.16	6.072	693	166,642	77.31	25.74	69.06
Utah	41	6,373,913.20	0.65	6.083	718	155,461	79.16	22.01	79.60
Vermont	3	1,003,153.06	0.10	5.255	695	334,384	76.19	32.31	67.69
Virginia	111	35,520,836.99	3.64	5.942	701	320,008	78.14	16.96	95.17
Washington	125	32,337,270.07	3.31	5.790	717	258,698	78.33	25.96	92.20
West Virginia	3	724,381.30	0.07	6.587	703	241,460	79.61	10.17	89.83
Wisconsin	7	1,077,774.26	0.11	5.831	659	153,968	77.85	89.17	20.44
Total:	**3,195**	**$975,487,682.48**	**100.00%**	**5.844%**	**711**	**$305,317**	**77.58%**	**18.90%**	**92.14%**



Occupancy Type

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Primary	2,488	$810,626,958.55	83.10%	5.810%	710	$325,815	78.14%	17.78%	92.37%
Investment	657	151,632,963.89	15.54	6.016	717	230,796	74.77	24.26	91.04
Second Home	50	13,227,760.04	1.36	5.959	717	264,555	75.51	26.43	90.84
Total:	**3,195**	**$975,487,682.48**	**100.00%**	**5.844%**	**711**	**$305,317**	**77.58%**	**18.90%**	**92.14%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Single Family	1,922	$591,256,089.09	60.61%	5.823%	709	$307,625	77.81%	18.72%	91.28%
PUD	582	178,492,063.50	18.30	5.873	713	306,687	78.67	19.27	96.41
Condominium	432	109,596,012.26	11.23	5.872	718	253,694	78.09	20.13	93.20
Two-to-Four Family	217	81,620,956.77	8.37	6.023	713	376,133	74.17	17.09	86.66
Deminimis PUD	37	13,720,034.50	1.41	5.105	694	370,812	69.63	21.31	100.00
Cooperative	4	437,726.36	0.04	5.955	672	109,432	77.97	84.58	15.42
Townhouse	1	364,800.00	0.04	5.875	700	364,800	80.00	0.00	100.00
Total:	**3,195**	**$975,487,682.48**	**100.00%**	**5.844%**	**711**	**$305,317**	**77.58%**	**18.90%**	**92.14%**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Purchase	1,948	$588,964,067.17	60.38%	5.890%	722	$302,343	79.09%	14.99%	93.61%
Refinance - Rate Term	511	143,062,147.19	14.67	5.807	696	279,965	75.46	21.64	91.17
Refinance - Cashout	736	243,461,468.12	24.96	5.756	693	330,790	75.16	26.75	89.17
Total:	**3,195**	**$975,487,682.48**	**100.00%**	**5.844%**	**711**	**$305,317**	**77.58%**	**18.90%**	**92.14%**



Loan Documentation

Greenpoint Underwriting	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Stated Income	2,000	$636,755,612.94	65.28%	5.948%	717	$318,378	78.60%	0.00%	96.46%
Full Documentation	447	105,624,939.19	10.83	5.914	710	236,297	78.85	100.00	94.26
Stated Income/Stated Asset	19	6,783,315.29	0.70	6.142	722	357,017	79.29	0.00	70.23
No income, asset or employment disclosure	24	5,993,676.01	0.61	6.888	716	249,737	77.55	0.00	71.39
No Income Disclosure	15	5,247,540.65	0.54	6.383	707	349,836	74.30	0.00	66.44
No income or employment disclosure	9	2,756,434.10	0.28	6.440	726	306,270	77.03	0.00	89.13
No income or asset disclosure	1	226,400.00	0.02	6.250	688	226,400	80.00	0.00	100.00
Sub-Total:	**2,515**	**$763,387,918.18**	**78.26%**	**5.957%**	**716**	**$303,534**	**78.60%**	**13.84%**	**95.49%**

IMPAC Underwriting									
Stated Income/Verified Assets	300	$115,096,084.94	11.80%	5.408%	695	$383,654	73.72%	0.00%	94.50%
Full Documentation	164	56,262,056.04	5.77	5.120	711	343,061	72.25	100.00	90.63
No Income/Stated Assets	18	6,160,207.97	0.63	6.143	693	342,234	75.10	0.00	80.68
No Income/Verified Assets	10	3,537,361.79	0.36	5.995	669	353,736	79.99	0.00	89.05
No Income/No Assets	3	1,565,400.00	0.16	5.406	650	521,800	73.08	0.00	100.00
Full Income/Stated Assets	1	411,000.00	0.04	5.375	743	411,000	69.66	0.00	100.00
Sub-Total:	**496**	**$183,032,110.74**	**18.76%**	**5.355%**	**699**	**$369,016**	**73.42%**	**30.74%**	**92.80%**

Wells Fargo Underwriting									
Full Documentation	143	$22,490,890.66	2.31%	6.019%	650	$157,279	76.55%	100.00%	0.00%
No Documentation	28	4,243,319.27	0.43	5.756	645	151,547	79.76	0.00	0.00
Income Only	10	1,867,661.10	0.19	5.847	680	186,766	77.92	0.00	0.00
Asset Only	3	465,782.53	0.05	5.860	693	155,261	71.45	0.00	0.00
Sub-Total:	**184**	**$29,067,653.56**	**2.98%**	**5.967%**	**652**	**$157,976**	**77.02%**	**77.37%**	**0.00%**

Total:	**3,195**	**$975,487,682.48**	**100.00%**	**5.844%**	**711**	**$305,317**	**77.58%**	**18.90%**	**92.14%**

Margins
(Excludes Fixed Rate Mortgage Loans)

Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
1.751 to 2.000	30	$7,414,250.36	0.78%	5.537%	705	$247,142	78.79%	27.82%	100.00%
2.001 to 2.250	1,508	509,124,344.41	53.79	5.771	720	337,616	78.44	14.11	97.96
2.251 to 2.500	153	50,602,010.47	5.35	5.552	728	330,732	79.41	9.62	98.15
2.501 to 2.750	864	214,618,254.91	22.68	6.429	705	248,401	78.46	15.71	88.39
2.751 to 3.000	43	17,164,842.30	1.81	5.126	726	399,182	71.53	38.75	98.08
3.001 to 3.250	109	39,545,185.53	4.18	4.909	746	362,800	65.33	41.36	91.97
3.251 to 3.500	65	22,181,644.10	2.34	5.096	707	341,256	69.00	17.63	100.00
3.501 to 3.750	85	30,358,987.71	3.21	5.205	690	357,165	68.94	21.18	94.92
3.751 to 4.000	53	18,772,489.61	1.98	5.509	655	354,198	70.77	26.88	87.17
4.001 to 4.250	2	392,700.00	0.04	7.016	661	196,350	81.55	0.00	57.75
4.251 to 4.500	2	400,400.00	0.04	8.334	623	200,200	90.00	82.04	100.00
4.501 to 4.750	1	92,342.01	0.01	4.890	621	92,342	80.00	100.00	0.00
4.751 to 5.000	8	1,808,315.16	0.19	6.467	650	226,039	90.99	39.11	63.66
5.001 to 5.250	3	697,340.93	0.07	5.416	663	232,447	87.45	26.47	0.00
5.251 to 5.500	7	1,776,821.76	0.19	6.821	642	253,832	88.89	30.53	55.96
5.501 to 5.750	19	8,039,214.20	0.85	5.830	669	423,117	87.93	31.22	95.54
5.751 to 6.000	25	10,571,122.81	1.12	6.076	651	422,845	89.21	32.82	94.83
6.001 to 6.250	28	11,164,912.65	1.18	6.655	640	398,747	92.09	16.24	94.78
6.251 to 6.500	6	1,694,850.00	0.18	6.678	623	282,475	94.14	80.05	100.00
Total:	**3,011**	**$946,420,028.92**	**100.00%**	**5.841%**	**713**	**$314,321**	**77.59%**	**17.11%**	**94.97%**



Maximum Mortgage Rate
(Excludes Fixed Rate Mortgage Loans)

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
9.501 to 9.750	4	$1,550,963.00	0.16%	4.549%	695	$387,741	77.08%	38.94%	100.00%
9.751 to 10.000	4	2,113,544.15	0.22	5.358	664	528,386	78.61	36.75	100.00
10.001 to 10.250	12	4,743,026.99	0.50	4.491	730	395,252	64.34	59.64	90.41
10.251 to 10.500	45	17,992,526.20	1.90	4.754	740	399,834	70.59	47.58	100.00
10.501 to 10.750	128	48,642,759.09	5.14	5.134	722	380,022	71.86	33.40	94.93
10.751 to 11.000	261	81,035,342.26	8.56	5.379	722	310,480	72.85	26.58	94.97
11.001 to 11.250	258	92,302,323.07	9.75	5.421	718	357,761	76.34	19.04	96.90
11.251 to 11.500	434	148,561,813.98	15.70	5.560	715	342,308	77.91	15.12	96.21
11.501 to 11.750	467	154,893,616.78	16.37	5.746	717	331,678	78.31	10.88	97.17
11.751 to 12.000	476	145,905,156.82	15.42	5.946	713	306,523	79.24	13.27	93.95
12.001 to 12.250	282	79,242,727.08	8.37	6.232	711	281,003	79.39	21.33	92.45
12.251 to 12.500	287	80,864,076.66	8.54	6.470	705	281,756	79.30	9.15	91.19
12.501 to 12.750	183	43,412,712.61	4.59	6.700	692	237,228	79.44	14.56	93.97
12.751 to 13.000	78	21,438,719.92	2.27	6.908	690	274,855	80.64	13.50	95.04
13.001 to 13.250	51	12,930,163.22	1.37	7.175	690	253,533	81.39	7.09	91.04
13.251 to 13.500	15	4,916,476.76	0.52	7.415	665	327,765	84.90	1.35	90.24
13.501 to 13.750	9	1,869,111.92	0.20	7.720	655	207,679	86.11	31.03	100.00
13.751 to 14.000	7	1,873,100.00	0.20	7.907	673	267,586	87.29	0.00	100.00
14.001 to 14.250	6	1,335,133.73	0.14	8.186	666	222,522	89.23	0.00	82.86
14.251 to 14.500	1	275,400.00	0.03	8.500	629	275,400	90.00	0.00	100.00
14.501 to 14.750	1	213,650.00	0.02	8.750	675	213,650	94.98	0.00	100.00
15.751 to 16.000	1	235,784.68	0.02	9.875	667	235,785	80.00	0.00	0.00
16.751 to 17.000	1	71,900.00	0.01	11.000	693	71,900	89.99	0.00	100.00
Total:	**3,011**	**$946,420,028.92**	**100.00%**	**5.841%**	**713**	**$314,321**	**77.59%**	**17.11%**	**94.97%**



COMPUTATIONAL MATERIALS FOR
MERRILL LYNCH MORTGAGE INVESTORS, INC.,
SERIES 2005-A6

Next Rate Adjustment Date
(Excludes Fixed Rate Mortgage Loans)

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Principal Outstanding the Cut-off	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
September 2005	13	$5,476,421.13	0.58%	5.990%	673	$421,263	80.23%	4.24%	100.00%
October 2005	2	849,550.00	0.09	5.244	730	424,775	72.64	26.37	100.00
December 2005	7	1,496,177.09	0.16	5.536	700	213,740	79.51	53.75	100.00
January 2006	15	3,485,213.82	0.37	5.502	711	232,348	78.76	5.99	100.00
February 2006	20	7,669,041.59	0.81	5.161	686	383,452	76.46	15.19	95.32
March 2006	3	1,634,500.00	0.17	5.702	699	544,833	79.04	0.00	100.00
May 2006	6	2,191,263.14	0.23	6.096	706	365,211	80.00	11.15	88.85
June 2006	126	32,706,438.46	3.46	6.293	696	259,575	78.24	15.20	90.82
July 2006	49	14,336,250.00	1.51	6.377	711	292,577	78.90	8.26	91.53
November 2006	3	477,301.54	0.05	6.375	716	159,101	71.11	17.49	40.54
December 2006	6	1,992,092.27	0.21	6.448	675	332,015	79.85	40.12	54.45
January 2007	32	12,974,929.39	1.37	6.173	660	405,467	89.93	29.61	92.47
February 2007	59	21,781,579.65	2.30	6.268	652	369,179	87.73	21.88	93.96
March 2007	28	11,847,350.94	1.25	5.217	705	423,120	73.50	24.58	94.22
April 2007	6	1,736,492.67	0.18	5.699	675	289,415	69.02	18.54	89.63
May 2007	5	867,199.97	0.09	5.834	705	173,440	79.96	11.95	100.00
June 2007	211	64,237,117.17	6.79	5.739	721	304,441	79.59	9.73	95.21
July 2007	17	4,146,499.99	0.44	6.205	723	243,912	76.69	22.84	91.39
September 2007	1	162,500.00	0.02	4.500	695	162,500	65.00	0.00	100.00
November 2007	1	619,999.99	0.07	5.000	702	620,000	80.00	0.00	100.00
December 2007	11	3,932,856.70	0.42	5.497	688	357,532	80.83	24.63	65.23
January 2008	15	4,660,604.89	0.49	5.652	682	310,707	79.59	19.13	86.09
February 2008	23	7,447,186.87	0.79	5.119	717	323,791	75.40	36.15	100.00
March 2008	39	13,018,517.91	1.38	5.455	685	333,808	73.17	13.36	90.99
April 2008	532	178,277,590.39	18.84	5.801	718	335,108	78.77	12.76	97.78
May 2008	25	6,590,691.96	0.70	6.198	721	263,628	79.50	17.07	90.60
June 2008	989	305,351,592.90	32.26	5.929	717	308,748	78.51	13.61	94.81
July 2008	96	27,209,599.99	2.88	6.191	709	283,433	79.16	16.12	95.43
November 2009	3	789,277.96	0.08	5.747	686	263,093	74.46	0.00	100.00
December 2009	6	2,028,050.89	0.21	5.014	742	338,008	69.04	11.08	88.59
January 2010	17	6,395,614.31	0.68	5.073	720	376,213	67.94	39.12	100.00
February 2010	72	25,051,264.57	2.65	4.938	729	347,934	66.94	34.86	97.10
March 2010	137	46,060,289.65	4.87	5.183	708	336,206	69.03	37.46	93.90
April 2010	89	26,429,447.25	2.79	5.893	711	296,960	74.07	14.07	97.06
May 2010	7	2,476,600.35	0.26	6.539	697	353,800	78.74	17.45	100.00
June 2010	254	70,884,925.56	7.49	6.103	720	279,075	77.69	17.04	94.93
July 2010	29	9,042,250.00	0.96	6.546	730	311,802	78.65	29.22	98.71
October 2010	2	768,701.41	0.08	5.080	767	384,351	74.49	41.00	0.00
June 2011	2	665,750.00	0.07	5.080	734	332,875	84.82	67.89	100.00
December 2011	1	605,000.00	0.06	5.500	768	605,000	77.07	100.00	100.00
February 2012	7	3,090,208.53	0.33	4.714	762	441,458	53.86	68.04	90.53
March 2012	16	6,134,795.98	0.65	4.987	732	383,425	63.99	56.66	91.89
April 2012	2	496,799.98	0.05	6.201	718	248,400	75.15	51.53	100.00
June 2012	12	4,026,808.83	0.43	6.167	707	335,567	74.37	7.50	92.43
January 2015	1	307,553.22	0.03	5.750	675	307,553	80.00	100.00	100.00
February 2015	1	353,600.00	0.04	5.875	803	353,600	80.00	100.00	100.00
April 2015	2	358,000.00	0.04	6.550	697	179,000	72.51	20.11	100.00
June 2015	9	2,523,180.01	0.27	6.474	696	280,353	75.16	15.54	100.00
July 2015	2	755,350.00	0.08	7.167	773	377,675	80.00	66.72	100.00
Total:	**3,011**	**$946,420,028.92**	**100.00%**	**5.841%**	**713**	**$314,321**	**77.59%**	**17.11%**	**94.97%**



GROUP I MORTGAGE LOANS CHARACTERISTICS:

Total Current Balance		$381,801,271.92	
Total Number of Loans		1,845	

	Average or Weighted Average (1)	Minimum	Maximum
Current Balance	$206,938.36	$15,200.00	$627,999.99
Original Balance	$207,097.47	$15,200.00	$628,000.00
Loan Rate	6.073%	4.125%	8.750%
Servicing Fee	0.261%	0.250%	0.375%
Net Loan Rate	5.812%	3.875%	8.500%
Gross Margin (3)	2.457%	2.000%	2.875%
Maximum Loan Rate (3)	11.922%	10.375%	14.750%
Original LTV	78.62%	15.38%	95.00%
Credit Score	713	620	820
Original Term (mos)	359	120	360
Remaining Term (mos)	356	113	359
Seasoning (mos)	3	1	24
Next Rate Reset (3)	34	2	119
Rate Adj Freq (3)	6	6	12
First Rate Adj Freq (3)	37	6	120
IO Original Term (2)(3)	120	120	120
IO Remaining Term (2)(3)	117	112	119
Top State Concentrations ($)	CA(27.84%),MD(5.31%),IL(5.27%),FL(5.27%),WA(4.96%)		
First Pay Date		09/01/2003	08/01/2005
Rate Change Date (3)		10/01/2005	07/01/2015
Maturity Date		01/01/2015	07/01/2035

(1) Based on current balances

(2) For Interest-Only loans.

(3) Based on adjustable rate loans



Index

Index	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
6 Month LIBOR	1,570	$331,697,543.43	86.88%	6.063%	716	$211,272	78.68%	19.42%	93.46%
1 Year LIBOR	143	29,033,305.82	7.60	6.294	705	203,030	78.60	15.72	89.32
Fixed Rate	132	21,070,422.67	5.52	5.919	675	159,624	77.61	77.96	0.00
Total:	**1,845**	**$381,801,271.92**	**100.00%**	**6.073%**	**713**	**$206,938**	**78.62%**	**22.37%**	**87.98%**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
6 Month LIBOR IO Loans	21	$3,346,994.87	0.88%	5.719%	707	$159,381	78.49%	39.03%	100.00%
1 Year LIBOR Loans	17	3,101,245.54	0.81	6.008	703	182,426	78.62	19.82	0.00
1 Year LIBOR IO Loans	126	25,932,060.28	6.79	6.328	705	205,810	78.60	15.23	100.00
2/28 LIBOR Loans	18	3,256,666.37	0.85	6.106	700	180,926	79.79	23.42	0.00
2/28 LIBOR IO Loans	148	32,916,176.15	8.62	5.883	718	222,407	79.27	13.47	100.00
3/27 LIBOR Loans	84	14,353,344.09	3.76	6.205	703	170,873	78.17	21.94	0.00
3/27 LIBOR IO Loans	1,018	223,033,981.51	58.42	6.023	717	219,090	78.92	17.85	100.00
5/25 LIBOR Loans	22	3,794,782.38	0.99	6.411	731	172,490	78.88	16.38	0.00
5/25 LIBOR IO Loans	242	47,876,959.23	12.54	6.295	714	197,839	77.51	27.42	100.00
7/23 LIBOR Loans	2	304,708.84	0.08	6.250	675	152,354	59.70	49.99	0.00
7/23 LIBOR IO Loans	7	1,335,399.98	0.35	6.328	731	190,771	74.79	42.73	100.00
10/20 LIBOR IO Loans	8	1,478,530.01	0.39	6.768	708	184,816	78.16	31.38	100.00
10 Year Fixed Loans	1	85,897.80	0.02	5.750	636	85,898	85.00	100.00	0.00
15 Year Fixed Loans	7	859,016.32	0.22	5.047	694	122,717	62.04	47.63	0.00
20 Year Fixed Loans	11	1,880,869.76	0.49	5.555	687	170,988	78.29	58.61	0.00
25 Year Fixed Loans	7	1,258,056.25	0.33	5.767	661	179,722	67.69	100.00	0.00
30 Year Fixed Loans	106	16,986,582.54	4.45	6.015	674	160,251	79.02	79.89	0.00
Total:	**1,845**	**$381,801,271.92**	**100.00%**	**6.073%**	**713**	**$206,938**	**78.62%**	**22.37%**	**87.98%**

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Fully Amortizing	275	$45,881,169.89	12.02%	6.070%	692	$166,841	78.00%	47.36%	0.00%
120 Month Interest-Only	1,570	335,920,102.03	87.98	6.073	716	213,962	78.70	18.95	100.00
Total:	**1,845**	**$381,801,271.92**	**100.00%**	**6.073%**	**713**	**$206,938**	**78.62%**	**22.37%**	**87.98%**

Cut-off Date Stated Principal Balances

Range of Cut-off Date Stated Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
0.01 to 100,000.00	199	$15,387,252.49	4.03%	6.275%	708	$77,323	78.02%	41.42%	71.29%
100,000.01 to 200,000.00	744	111,193,428.00	29.12	6.151	710	149,454	78.37	31.58	82.13
200,000.01 to 300,000.00	586	146,630,426.37	38.40	6.031	714	250,223	78.73	19.28	90.73
300,000.01 to 400,000.00	285	94,180,406.78	24.67	5.937	716	330,458	78.68	13.99	93.39
400,000.01 to 500,000.00	26	11,657,758.29	3.05	6.499	697	448,375	79.50	12.08	84.80
500,000.01 to 600,000.00	4	2,124,000.00	0.56	6.720	727	531,000	80.00	49.53	100.00
600,000.01 to 700,000.00	1	627,999.99	0.16	7.000	676	628,000	80.00	0.00	100.00
Total:	**1,845**	**$381,801,271.92**	**100.00%**	**6.073%**	**713**	**$206,938**	**78.62%**	**22.37%**	**87.98%**

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
4.001 to 4.250	1	$90,981.94	0.02%	4.125%	787	$90,982	38.46%	0.00%	0.00%
4.251 to 4.500	2	382,955.16	0.10	4.444	684	191,478	64.01	44.79	0.00
4.751 to 5.000	10	2,591,312.47	0.68	4.951	701	259,131	79.95	63.02	86.74
5.001 to 5.250	68	16,145,154.16	4.23	5.201	715	237,429	78.43	22.98	90.39
5.251 to 5.500	197	45,163,605.98	11.83	5.449	715	229,257	78.84	28.07	90.47
5.501 to 5.750	275	60,080,070.28	15.74	5.700	718	218,473	78.57	22.32	90.00
5.751 to 6.000	399	84,253,647.96	22.07	5.924	714	211,162	77.98	25.47	86.31
6.001 to 6.250	272	53,097,023.30	13.91	6.197	718	195,210	78.75	25.54	85.05
6.251 to 6.500	270	53,484,004.78	14.01	6.440	707	198,089	79.04	14.54	88.77
6.501 to 6.750	191	36,172,903.47	9.47	6.685	706	189,387	78.11	18.90	86.53
6.751 to 7.000	83	15,792,718.22	4.14	6.911	708	190,274	79.54	17.15	90.43
7.001 to 7.250	46	8,383,224.37	2.20	7.203	709	182,244	79.95	9.02	89.38
7.251 to 7.500	14	3,167,452.50	0.83	7.424	688	226,247	80.02	10.10	97.98
7.501 to 7.750	10	1,392,698.88	0.36	7.694	691	139,270	78.77	27.04	81.06
7.751 to 8.000	4	1,113,800.00	0.29	7.896	698	278,450	85.45	0.00	100.00
8.001 to 8.250	2	276,068.45	0.07	8.125	735	138,034	92.73	0.00	54.88
8.501 to 8.750	1	213,650.00	0.06	8.750	675	213,650	94.98	0.00	100.00
Total:	**1,845**	**$381,801,271.92**	**100.00%**	**6.073%**	**713**	**$206,938**	**78.62%**	**22.37%**	**87.98%**

Remaining Term

Remaining Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
109 to 120	1	$85,897.80	0.02%	5.750%	636	$85,898	85.00%	100.00%	0.00%
145 to 156	1	90,981.94	0.02	4.125	787	90,982	38.46	0.00	0.00
169 to 180	6	768,034.38	0.20	5.157	682	128,006	64.84	53.28	0.00
217 to 228	4	843,144.71	0.22	5.450	707	210,786	82.52	23.43	0.00
229 to 240	7	1,037,725.05	0.27	5.641	670	148,246	74.85	87.19	0.00
277 to 288	4	444,338.48	0.12	6.046	650	111,085	80.46	100.00	0.00
289 to 300	3	813,717.77	0.21	5.615	668	271,239	60.72	100.00	0.00
325 to 336	1	211,428.24	0.06	4.500	668	211,428	80.00	0.00	0.00
337 to 348	6	985,289.89	0.26	6.355	688	164,215	83.76	47.68	0.00
349 to 360	1,812	376,520,713.66	98.62	6.079	713	207,793	78.68	21.80	89.22
Total:	**1,845**	**$381,801,271.92**	**100.00%**	**6.073%**	**713**	**$206,938**	**78.62%**	**22.37%**	**87.98%**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
10.01 to 20.00	1	$39,963.84	0.01%	6.500%	687	$39,964	15.38%	0.00%	0.00%
30.01 to 40.00	6	947,769.06	0.25	5.895	707	157,962	37.01	44.79	58.91
40.01 to 50.00	10	1,835,016.27	0.48	5.883	692	183,502	47.18	22.88	66.64
50.01 to 60.00	29	5,569,254.35	1.46	6.025	700	192,043	56.23	26.35	73.12
60.01 to 70.00	102	18,357,855.07	4.81	6.074	693	179,979	66.83	24.57	75.92
70.01 to 75.00	98	18,178,328.49	4.76	6.087	694	185,493	73.49	28.13	72.91
75.01 to 80.00	1,518	323,194,730.26	84.65	6.058	716	212,908	79.78	20.81	92.00
80.01 to 85.00	13	2,028,387.92	0.53	6.668	675	156,030	83.93	45.09	51.67
85.01 to 90.00	44	7,609,241.90	1.99	6.423	686	172,937	89.29	46.06	46.70
90.01 to 95.00	24	4,040,724.76	1.06	6.386	694	168,364	94.91	43.85	23.06
Total:	**1,845**	**$381,801,271.92**	**100.00%**	**6.073%**	**713**	**$206,938**	**78.62%**	**22.37%**	**87.98%**

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
620 to 625	7	$1,403,906.20	0.37%	6.556%	623	$200,558	83.18%	87.54%	0.00%
626 to 650	108	19,289,108.32	5.05	6.215	643	178,603	77.27	52.18	69.58
651 to 675	265	53,777,843.83	14.09	6.169	666	202,935	77.05	31.32	77.85
676 to 700	393	81,856,460.57	21.44	6.071	688	208,286	78.66	21.70	87.89
701 to 725	414	89,375,299.48	23.41	6.014	712	215,882	78.97	14.94	91.63
726 to 750	300	61,113,182.43	16.01	6.049	738	203,711	79.16	14.46	93.86
751 to 775	220	46,388,249.52	12.15	6.067	762	210,856	79.28	20.56	92.44
776 to 800	110	22,669,610.81	5.94	5.961	786	206,087	79.13	22.69	93.62
801 to 820	28	5,927,610.76	1.55	6.242	809	211,700	77.67	44.36	89.93
Total:	**1,845**	**$381,801,271.92**	**100.00%**	**6.073%**	**713**	**$206,938**	**78.62%**	**22.37%**	**87.98%**

Geographic Area

Geographic Area	Number Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Alabama	4	$723,380.73	0.19%	6.017%	714	$180,845	92.24%	42.37%	18.08%
Arizona	89	15,775,449.76	4.13	6.119	714	177,252	78.58	36.17	95.61
California	378	106,299,996.96	27.84	5.922	718	281,217	77.79	15.08	94.66
Colorado	95	17,414,817.18	4.56	6.059	712	183,314	79.51	29.76	94.61
Connecticut	8	1,796,251.39	0.47	6.360	682	224,531	80.50	35.64	64.80
Delaware	7	1,222,355.74	0.32	6.288	721	174,622	77.93	37.78	82.43
District of Columbia	5	1,454,988.84	0.38	6.351	697	290,998	80.00	36.10	100.00
Florida	119	20,117,978.00	5.27	6.282	713	169,059	79.40	19.88	89.39
Georgia	80	13,079,580.74	3.43	6.072	713	163,495	79.91	33.31	89.17
Idaho	8	1,208,335.95	0.32	6.248	706	151,042	81.32	28.67	79.86
Illinois	95	20,121,785.24	5.27	6.202	707	211,808	78.93	13.79	77.49
Indiana	7	875,342.83	0.23	6.276	693	125,049	78.60	24.18	47.42
Iowa	7	884,547.44	0.23	6.695	702	126,364	83.71	18.51	53.63
Kansas	6	571,398.83	0.15	6.825	669	95,233	81.66	33.57	66.43
Kentucky	6	868,933.62	0.23	6.860	687	144,822	81.28	26.60	62.93
Louisiana	1	112,000.00	0.03	7.500	675	112,000	80.00	0.00	100.00
Maryland	87	20,288,438.99	5.31	6.056	708	233,200	78.76	18.92	94.08
Massachusetts	53	13,186,396.01	3.45	6.418	717	248,800	78.31	27.94	80.26
Michigan	57	7,825,839.13	2.05	6.371	699	137,295	78.90	17.42	77.69
Minnesota	42	7,101,406.90	1.86	6.149	723	169,081	79.17	31.44	91.53
Missouri	4	374,200.00	0.10	6.816	708	93,550	78.29	0.00	100.00
Montana	6	788,128.45	0.21	5.878	704	131,355	78.17	15.12	100.00
Nebraska	1	72,888.66	0.02	5.250	680	72,889	74.26	100.00	0.00
Nevada	83	18,348,331.91	4.81	5.894	722	221,064	78.98	21.52	95.18
New Hampshire	4	988,631.22	0.26	6.210	692	247,158	78.26	0.00	80.54
New Jersey	36	8,246,603.72	2.16	6.437	709	229,072	78.80	14.59	59.77
New Mexico	1	110,000.00	0.03	6.500	718	110,000	80.00	0.00	100.00
New York	45	12,982,518.66	3.40	6.317	689	288,500	77.48	34.31	71.27
North Carolina	29	4,656,641.28	1.22	6.110	704	160,574	77.67	49.94	75.55
Ohio	61	7,108,038.36	1.86	6.031	706	116,525	79.58	38.87	86.65
Oklahoma	2	276,235.48	0.07	6.452	681	138,118	89.27	0.00	38.23
Oregon	73	13,058,070.12	3.42	5.955	727	178,878	79.10	21.61	98.62
Pennsylvania	37	5,988,576.76	1.57	6.071	709	161,853	80.46	30.55	53.58
Rhode Island	3	589,181.98	0.15	6.454	707	196,394	79.99	33.24	31.90
South Carolina	14	2,238,211.58	0.59	6.056	693	159,872	77.15	14.49	80.98
South Dakota	1	109,868.54	0.03	6.375	713	109,869	80.00	100.00	0.00
Tennessee	22	2,752,925.36	0.72	6.024	700	125,133	78.80	20.48	65.11
Texas	59	8,732,800.01	2.29	6.067	706	148,014	77.23	23.45	73.61
Utah	37	5,430,216.79	1.42	6.174	717	146,763	79.05	24.30	86.81
Vermont	2	324,153.06	0.08	6.052	670	162,077	89.16	100.00	0.00
Virginia	70	17,253,452.24	4.52	6.102	706	246,478	77.77	18.65	96.57
Washington	92	18,935,956.38	4.96	5.834	724	205,826	79.36	25.18	92.68
West Virginia	3	724,381.30	0.19	6.587	703	241,460	79.61	10.17	89.83
Wisconsin	6	782,035.78	0.20	5.714	665	130,339	73.25	85.08	28.17
Total:	**1,845**	**$381,801,271.92**	**100.00%**	**6.073%**	**713**	**$206,938**	**78.62%**	**22.37%**	**87.98%**

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Primary	1,368	$298,962,881.78	78.30%	5.959%	711	$218,540	78.56%	20.09%	87.81%
Investment	443	76,476,412.85	20.03	6.496	720	172,633	78.86	30.43	88.92
Second Home	34	6,361,977.29	1.67	6.311	718	187,117	78.47	32.4	84.65
Total:	**1,845**	**$381,801,271.92**	**100.00%**	**6.073%**	**713**	**$206,938**	**78.62%**	**22.37%**	**87.98%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Single Family	1,051	$207,142,968.09	54.25%	6.010%	711	$197,091	78.28%	22.59%	85.18%
PUD	375	80,277,057.51	21.03	6.015	715	214,072	79.34	23.89	95.27
Condominium	297	59,027,928.97	15.46	6.082	718	198,747	79.13	21.26	90.98
Two-to-Four Family	118	34,915,590.99	9.14	6.564	709	295,895	78.15	18.62	83.71
Cooperative	4	437,726.36	0.11	5.955	672	109,432	77.97	84.58	15.42
Total:	**1,845**	**$381,801,271.92**	**100.00%**	**6.073%**	**713**	**$206,938**	**78.62%**	**22.37%**	**87.98%**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Purchase	1,235	$260,205,401.89	68.15%	6.096%	721	$210,693	79.81%	19.31%	91.13%
Refinance - Rate Term	324	61,242,632.73	16.04	6.018	693	189,020	76.81	25.41	86.75
Refinance - Cashout	286	60,353,237.30	15.81	6.029	696	211,025	75.32	32.47	75.67
Total:	**1,845**	**$381,801,271.92**	**100.00%**	**6.073%**	**713**	**$206,938**	**78.62%**	**22.37%**	**87.98%**

Loan Documentation

Greenpoint Underwriting	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Stated Income	1,293	$280,834,420.76	73.56%	6.087%	716	$217,196	78.61%	0.00%	93.92%
Full Documentation	373	68,968,795.54	18.06	5.983	712	184,903	79.10	100.00	92.31
Stated Income/Stated Asset	20	4,278,379.90	1.12	7.018	719	213,919	81.00	0.00	78.14
No income, asset or employment disclosure	12	3,460,672.05	0.91	6.220	712	288,389	79.60	0.00	70.18
No Income Disclosure	8	1,697,746.90	0.44	6.419	692	212,218	68.68	0.00	90.32
No income or employment disclosure	6	1,264,434.10	0.33	6.224	728	210,739	73.52	0.00	76.31
No income or asset disclosure	1	226,400.00	0.06	6.250	688	226,400	80.00	0.00	100.00
Sub-Total:	**1,713**	**$360,730,849.25**	**94.48%**	**6.082%**	**715**	**$210,584**	**78.68%**	**19.12%**	**93.12%**
Wells Fargo Underwriting									
Full Documentation	106	$16,426,088.52	4.30%	5.950%	671	$154,963	76.79%	100.00%	0.00%
No Documentation	14	2,457,782.13	0.64	5.804	689	175,556	84.75	0.00	0.00
Income Only	9	1,720,769.49	0.45	5.802	686	191,197	76.89	0.00	0.00
Asset Only	3	465,782.53	0.12	5.860	693	155,261	71.45	0.00	0.00
Sub-Total:	**132**	**$21,070,422.67**	**5.52%**	**5.919%**	**675**	**$159,624**	**77.61%**	**77.96%**	**0.00%**
Total:	**1,845**	**$381,801,271.92**	**100.00%**	**6.073%**	**713**	**$206,938**	**78.62%**	**22.37%**	**87.98%**

Margins
(Excludes Fixed Rate Mortgage Loans)

Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
1.751 to 2.000	21	$3,346,994.87	0.93%	5.719%	707	$159,381	78.49%	39.03%	100.00%
2.001 to 2.250	881	195,911,644.18	54.31	5.873	719	222,374	78.63	19.81	96.79
2.251 to 2.500	89	21,032,592.03	5.83	5.587	723	236,321	79.10	13.15	97.26
2.501 to 2.750	720	139,964,418.17	38.80	6.455	708	194,395	78.68	18.53	87.18
2.751 to 3.000	2	475,200.00	0.13	6.582	681	237,600	79.88	33.50	100.00
Total:	**1,713**	**$360,730,849.25**	**100.00%**	**6.082%**	**715**	**$210,584**	**78.68%**	**19.12%**	**93.12%**

Maximum Mortgage Rate
(Excludes Fixed Rate Mortgage Loans)

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
10.251 to 10.500	5	$1,168,696.44	0.32%	5.477%	688	$233,739	77.72%	100.00%	100.00%
10.501 to 10.750	30	6,260,955.08	1.74	5.723	708	208,699	78.70	44.05	92.97
10.751 to 11.000	96	18,864,235.60	5.23	5.780	710	196,502	77.53	36.37	95.29
11.001 to 11.250	106	24,284,214.95	6.73	5.577	721	229,096	78.02	18.60	94.05
11.251 to 11.500	225	49,501,094.21	13.72	5.648	717	220,005	78.72	23.76	95.75
11.501 to 11.750	263	57,425,581.18	15.92	5.822	723	218,348	78.56	16.18	94.55
11.751 to 12.000	313	67,865,385.48	18.81	5.972	719	216,822	78.54	17.34	92.63
12.001 to 12.250	206	42,563,034.00	11.80	6.253	719	206,617	78.97	24.19	91.03
12.251 to 12.500	209	42,925,778.83	11.90	6.473	706	205,387	78.90	11.60	91.28
12.501 to 12.750	148	28,102,324.40	7.79	6.720	701	189,881	78.30	14.09	90.68
12.751 to 13.000	58	12,192,792.54	3.38	6.911	709	210,221	79.85	12.65	94.07
13.001 to 13.250	37	5,992,438.09	1.66	7.189	715	161,958	79.84	1.09	87.00
13.251 to 13.500	7	1,704,200.00	0.47	7.462	685	243,457	81.76	0.00	100.00
13.501 to 13.750	3	276,600.00	0.08	7.625	677	92,200	78.95	0.00	100.00
13.751 to 14.000	4	1,113,800.00	0.31	7.896	698	278,450	85.45	0.00	100.00
14.001 to 14.250	2	276,068.45	0.08	8.125	735	138,034	92.73	0.00	54.88
14.501 to 14.750	1	213,650.00	0.06	8.750	675	213,650	94.98	0.00	100.00
Total:	**1,713**	**$360,730,849.25**	**100.00%**	**6.082%**	**715**	**$210,584**	**78.68%**	**19.12%**	**93.12%**

Next Rate Adjustment Date
(Excludes Fixed Rate Mortgage Loans)

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
October 2005	1	$224,000.00	0.06%	6.625%	748	$224,000	80.00%	100.00%	100.00%
December 2005	5	817,792.17	0.23	6.008	691	163,558	79.10	68.21	100.00
January 2006	12	1,989,213.84	0.55	5.504	712	165,768	77.83	10.49	100.00
February 2006	3	315,988.86	0.09	5.685	686	105,330	80.00	100.00	100.00
May 2006	3	529,399.57	0.15	6.018	743	176,467	80.00	46.15	53.85
June 2006	103	20,793,056.25	5.76	6.309	698	201,874	78.59	17.00	89.55
July 2006	37	7,710,850.00	2.14	6.271	721	208,401	78.56	10.18	91.13
April 2007	2	179,992.67	0.05	6.743	676	89,996	68.45	0.00	0.00
May 2007	5	867,199.97	0.24	5.834	705	173,440	79.96	11.95	100.00
June 2007	143	31,529,149.88	8.74	5.867	715	220,484	79.44	13.15	91.37
July 2007	16	3,596,500.00	1.00	6.198	732	224,781	78.67	26.33	90.07
December 2007	3	744,663.47	0.21	5.964	668	248,221	80.00	14.95	85.05
January 2008	5	946,655.99	0.26	6.153	727	189,331	80.00	0.00	100.00
February 2008	8	1,843,194.87	0.51	5.735	707	230,399	79.94	13.04	100.00
March 2008	10	1,989,772.00	0.55	6.135	707	198,977	81.67	22.95	100.00
April 2008	320	72,103,872.15	19.99	5.900	718	225,325	79.23	16.11	96.74
May 2008	20	3,813,040.38	1.06	6.146	719	190,652	79.87	19.62	83.75
June 2008	666	141,840,626.75	39.32	6.085	716	212,974	78.61	18.95	92.55
July 2008	70	14,105,499.99	3.91	6.193	713	201,507	78.84	20.68	95.01
January 2010	2	364,174.45	0.10	5.969	714	182,087	58.43	0.00	100.00
February 2010	1	117,017.32	0.03	6.375	695	117,017	80.00	100.00	100.00
March 2010	12	2,387,553.63	0.66	5.923	704	198,963	79.99	66.03	100.00
April 2010	45	9,263,213.24	2.57	6.292	713	205,849	77.83	22.59	94.29
May 2010	4	691,800.40	0.19	6.533	691	172,950	79.85	62.48	100.00
June 2010	179	34,539,782.57	9.57	6.297	718	192,960	77.36	24.80	90.88
July 2010	21	4,308,200.00	1.19	6.578	715	205,152	78.97	22.39	97.29
February 2012	1	165,000.00	0.05	6.125	714	165,000	64.71	100.00	100.00
April 2012	1	255,999.98	0.07	6.625	759	256,000	80.00	100.00	100.00
June 2012	7	1,219,108.84	0.34	6.274	714	174,158	71.29	24.77	75.01
April 2015	2	358,000.00	0.10	6.550	697	179,000	72.51	20.11	100.00
June 2015	5	869,180.01	0.24	6.718	715	173,836	79.95	45.10	100.00
July 2015	1	251,350.00	0.07	7.250	696	251,350	79.99	0.00	100.00
Total:	**1,713**	**$360,730,849.25**	**100.00%**	**6.082%**	**715**	**$210,584**	**78.68%**	**19.12%**	**93.12%**



GROUP II MORTGAGE LOANS CHARACTERISTICS:

Total Current Balance	$593,686,410.56
Total Number of Loans	1,350

	Average or Weighted Average (1)	Minimum	Maximum
Current Balance	$439,767.71	$53,469.30	$1,588,000.00
Original Balance	$440,113.90	$53,746.00	$1,588,000.00
Loan Rate	5.698%	3.750%	11.000%
Servicing Fee	0.372%	0.250%	3.255%
Net Loan Rate	5.325%	3.235%	10.625%
Gross Margin (3)	2.816%	2.000%	6.500%
Maximum Loan Rate (3)	11.577%	9.625%	17.000%
Original LTV	76.91%	25.00%	95.00%
Credit Score	710	537	817
Original Term (mos)	360	180	360
Remaining Term (mos)	356	174	359
Seasoning (mos)	4	1	22
Next Rate Reset (3)	36	1	119
Rate Adj Freq (3)	6	1	12
First Rate Adj Freq (3)	40	1	120
IO Original Term (2)(3)	103	24	120
IO Remaining Term (2)(3)	99	17	119
Top State Concentrations ($)	CA(72.51%),VA(3.08%),FL(2.61%),AZ(2.59%),MD(2.39%)		
First Pay Date		11/01/2003	08/01/2005
Rate Change Date (3)		09/01/2005	07/01/2015
Maturity Date		02/01/2020	07/01/2035

(1) Based on current balances

(3) For Interest-Only loans.

(4) Based on adjustable rate loans

Index

Index	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
6 Month LIBOR	1,250	$560,820,706.72	94.46%	5.671%	713	$448,657	76.86%	16.16%	96.33%
1 Year LIBOR	45	23,051,687.61	3.88	6.226	694	512,260	78.30	9.94	90.57
1 Month LIBOR	3	1,816,785.34	0.31	5.417	672	605,595	80.00	0.00	100.00
Fixed Rate	52	7,997,230.89	1.35	6.095	592	153,793	75.48	75.84	0.00
Total:	**1,350**	**$593,686,410.56**	**100.00%**	**5.698%**	**710**	**$439,768**	**76.91%**	**16.67%**	**94.82%**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
1 Month LIBOR IO Loans	3	$1,816,785.34	0.31%	5.417%	672	$605,595	80.00%	0.00%	100.00%
6 Month LIBOR IO Loans	31	13,362,008.58	2.25	5.448	689	431,033	77.67	9.93	100.00
1 Year LIBOR Loans	4	1,718,106.83	0.29	6.152	677	429,527	72.02	0.00	0.00
1 Year LIBOR IO Loans	39	20,567,653.79	3.46	6.279	696	527,376	78.95	8.93	100.00
2/28 LIBOR Loans	18	4,529,721.47	0.76	5.901	686	251,651	76.89	24.84	0.00
2/28 LIBOR IO Loans	183	79,357,999.60	13.37	5.839	691	433,650	82.46	17.27	100.00
3/27 LIBOR Loans	25	10,504,013.10	1.77	6.024	701	420,161	80.61	14.44	0.00
3/27 LIBOR IO Loans	605	299,379,802.90	50.43	5.742	716	494,843	78.11	10.56	100.00
5/25 LIBOR Loans	17	4,008,543.27	0.68	5.164	686	235,797	68.67	45.64	0.00
5/25 LIBOR IO Loans	331	132,711,508.67	22.35	5.449	719	400,941	71.71	23.78	100.00
5/1 LIBOR Loans	1	454,926.99	0.08	5.125	652	454,927	80.00	100.00	0.00
5/1 LIBOR IO Loans	1	311,000.00	0.05	4.750	727	311,000	67.46	0.00	100.00
7/23 LIBOR Loans	4	1,558,927.46	0.26	4.953	765	389,732	63.98	70.91	0.00
7/23 LIBOR IO Loans	29	12,589,028.45	2.12	5.212	732	434,104	66.60	45.12	100.00
10/20 LIBOR IO Loans	7	2,819,153.22	0.47	6.361	722	402,736	75.68	41.33	100.00
15 Year Fixed Loans	2	205,220.73	0.03	5.421	598	102,610	72.45	0.00	0.00
20 Year Fixed Loans	6	715,081.51	0.12	5.766	587	119,180	72.24	24.77	0.00
30 Year Fixed Loans	44	7,076,928.65	1.19	6.148	592	160,839	75.89	83.20	0.00
Total:	**1,350**	**$593,686,410.56**	**100.00%**	**5.698%**	**710**	**$439,768**	**76.91%**	**16.67%**	**94.82%**



Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Fully Amortizing	121	$30,771,470.01	5.18%	5.852%	670	$254,310	75.84%	39.31%	0.00%
24 Month Interest-Only	1	255,400.00	0.04	4.750	776	255,400	70.00	0.00	100.00
36 Month Interest-Only	4	2,230,750.00	0.38	5.472	711	557,688	76.44	0.00	100.00
60 Month Interest-Only	427	160,501,714.00	27.03	5.363	701	375,882	73.20	30.85	100.00
120 Month Interest-Only	797	399,927,076.55	67.36	5.822	717	501,791	78.48	9.34	100.00
Total:	**1,350**	**$593,686,410.56**	**100.00%**	**5.698%**	**710**	**$439,768**	**76.91%**	**16.67%**	**94.82%**

Cut-off Date Stated Principal Balances

Range of Cut-off Date Stated Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
0.01 to 100,000.00	39	$3,143,266.17	0.53%	5.743%	657	$80,597	71.18%	51.10%	49.46%
100,000.01 to 200,000.00	99	15,173,605.02	2.56	5.531	670	153,269	71.52	46.73	65.19
200,000.01 to 300,000.00	103	25,702,772.11	4.33	5.500	681	249,541	74.03	37.64	75.08
300,000.01 to 400,000.00	290	106,596,697.73	17.96	5.700	709	367,575	76.99	24.21	93.58
400,000.01 to 500,000.00	395	178,073,935.35	29.99	5.729	712	450,820	77.94	11.48	97.73
500,000.01 to 600,000.00	240	130,797,622.01	22.03	5.700	716	544,990	78.17	9.54	96.70
600,000.01 to 700,000.00	104	66,781,718.67	11.25	5.655	712	642,132	76.87	14.46	98.01
700,000.01 to 800,000.00	45	33,897,065.15	5.71	5.677	719	753,268	73.12	24.16	100.00
800,000.01 to 900,000.00	14	11,874,799.98	2.00	5.765	708	848,200	76.02	7.43	100.00
900,000.01 to 1,000,000.00	17	16,576,928.37	2.79	5.852	710	975,113	74.35	11.82	94.22
1,000,000.01 to 1,100,000.00	1	1,040,000.00	0.18	5.750	764	1,040,000	80.00	0.00	100.00
1,100,000.01 to 1,200,000.00	1	1,200,000.00	0.20	4.625	728	1,200,000	69.77	100.00	100.00
1,200,000.01 to 1,300,000.00	1	1,240,000.00	0.21	6.875	686	1,240,000	77.50	0.00	100.00
1,500,000.01 to 2,000,000.00	1	1,588,000.00	0.27	6.375	735	1,588,000	80.00	0.00	100.00
Total:	**1,350**	**$593,686,410.56**	**100.00%**	**5.698%**	**710**	**$439,768**	**76.91%**	**16.67%**	**94.82%**



Current Mortgage Rates

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
3.501 to 3.750	1	$231,963.00	0.04%	3.750%	664	$231,963	78.64%	100.00%	100.00%
4.001 to 4.250	9	3,273,350.00	0.55	4.206	732	363,706	59.95	72.52	100.00
4.251 to 4.500	31	12,398,879.79	2.09	4.463	742	399,964	67.54	48.33	100.00
4.501 to 4.750	74	30,153,500.83	5.08	4.704	722	407,480	67.51	42.58	93.28
4.751 to 5.000	124	42,400,848.76	7.14	4.932	728	341,942	68.78	35.63	92.33
5.001 to 5.250	134	58,077,909.70	9.78	5.191	718	433,417	75.25	20.83	97.19
5.251 to 5.500	208	97,943,511.21	16.50	5.446	714	470,882	77.67	11.44	96.02
5.501 to 5.750	237	111,544,977.51	18.79	5.688	714	470,654	78.08	8.00	98.40
5.751 to 6.000	221	99,512,784.91	16.76	5.925	707	450,284	79.01	10.32	92.77
6.001 to 6.250	102	48,469,825.24	8.16	6.193	699	475,194	79.55	17.52	92.48
6.251 to 6.500	98	44,886,855.60	7.56	6.421	701	458,029	79.21	6.89	90.04
6.501 to 6.750	45	18,075,936.94	3.04	6.663	676	401,687	81.71	21.20	95.05
6.751 to 7.000	24	10,167,303.32	1.71	6.902	661	423,638	81.20	17.53	92.41
7.001 to 7.250	16	7,802,525.11	1.31	7.165	682	487,658	82.43	17.36	95.13
7.251 to 7.500	10	4,752,276.76	0.80	7.426	681	475,228	83.80	16.97	89.91
7.501 to 7.750	6	1,592,511.92	0.27	7.737	651	265,419	87.35	36.42	100.00
7.751 to 8.000	3	759,300.00	0.13	7.922	637	253,100	89.99	0.00	100.00
8.001 to 8.250	4	1,059,065.28	0.18	8.202	648	264,766	88.32	0.00	90.15
8.251 to 8.500	1	275,400.00	0.05	8.500	629	275,400	90.00	0.00	100.00
9.751 to 10.000	1	235,784.68	0.04	9.875	667	235,785	80.00	0.00	0.00
10.751 to 11.000	1	71,900.00	0.01	11.000	693	71,900	89.99	0.00	100.00
Total:	**1,350**	**$593,686,410.56**	**100.00%**	**5.698%**	**710**	**$439,768**	**76.91%**	**16.67%**	**94.82%**

Remaining Term

Remaining Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
169 to 180	2	$205,220.73	0.03%	5.421%	598	$102,610	72.45%	0.00%	0.00%
217 to 228	1	84,465.89	0.01	5.250	575	84,466	68.75	100.00	0.00
229 to 240	5	630,615.62	0.11	5.835	589	126,123	72.71	14.70	0.00
337 to 348	9	2,382,757.37	0.40	5.492	694	264,751	80.08	72.00	41.57
349 to 360	1,333	590,383,350.95	99.44	5.698	710	442,898	76.90	16.45	95.18
Total:	**1,350**	**$593,686,410.56**	**100.00%**	**5.698%**	**710**	**$439,768**	**76.91%**	**16.67%**	**94.82%**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
20.01 to 30.00	1	$149,815.57	0.03%	4.875%	738	$149,816	25.00%	0.00%	0.00%
30.01 to 40.00	4	806,856.27	0.14	5.481	728	201,714	33.36	50.47	41.89
40.01 to 50.00	20	5,184,623.13	0.87	4.780	746	259,231	45.31	40.81	87.70
50.01 to 60.00	40	15,428,151.77	2.60	4.975	710	385,704	56.73	49.61	85.43
60.01 to 70.00	294	114,145,468.67	19.23	5.230	709	388,250	68.25	25.46	95.52
70.01 to 75.00	70	34,195,684.69	5.76	5.713	709	488,510	73.35	10.14	91.99
75.01 to 80.00	805	384,259,725.45	64.72	5.807	716	477,341	79.71	11.31	96.77
80.01 to 85.00	9	3,789,902.24	0.64	5.818	661	421,100	84.45	23.11	77.80
85.01 to 90.00	70	22,807,563.31	3.84	6.374	648	325,822	89.74	30.89	78.03
90.01 to 95.00	37	12,918,619.46	2.18	6.540	655	349,152	94.68	37.97	91.10
Total:	**1,350**	**$593,686,410.56**	**100.00%**	**5.698%**	**710**	**$439,768**	**76.91%**	**16.67%**	**94.82%**

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
537 to 550	3	$254,298.70	0.04%	5.875%	540	$84,766	64.87%	21.03%	0.00%
551 to 575	8	1,370,221.55	0.23	6.158	570	171,278	78.15	83.18	0.00
576 to 600	22	3,644,018.10	0.61	6.161	589	165,637	77.10	68.66	11.48
601 to 625	73	20,595,885.13	3.47	6.307	616	282,135	83.15	40.97	78.78
626 to 650	82	31,312,956.66	5.27	6.083	641	381,865	79.51	25.53	85.95
651 to 675	128	56,390,385.66	9.50	5.911	664	440,550	76.36	24.02	91.44
676 to 700	267	122,744,107.64	20.67	5.718	688	459,716	77.03	9.11	98.51
701 to 725	322	149,381,571.99	25.16	5.623	712	463,918	76.71	13.48	97.92
726 to 750	198	93,355,410.06	15.72	5.663	738	471,492	77.16	10.97	97.31
751 to 775	142	68,483,678.15	11.54	5.450	762	482,279	75.41	18.47	95.51
776 to 800	86	37,221,719.98	6.27	5.462	784	432,811	75.33	23.32	95.14
801 to 817	19	8,932,156.94	1.50	5.536	806	470,114	73.96	27.26	100.00
Total:	**1,350**	**$593,686,410.56**	**100.00%**	**5.698%**	**710**	**$439,768**	**76.91%**	**16.67%**	**94.82%**



Geographic Area

Geographic Area	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Alabama	3	$715,367.61	0.12%	5.312%	608	$238,456	88.05%	100.00%	32.43%
Arizona	39	15,359,942.31	2.59	5.703	716	393,845	77.67	22.32	99.29
California	917	430,507,333.54	72.51	5.627	715	469,474	76.81	14.43	97.68
Colorado	15	5,463,465.45	0.92	5.861	700	364,231	75.35	9.65	97.87
Connecticut	5	2,445,500.00	0.41	5.858	704	489,100	77.81	53.96	100.00
Delaware	1	75,043.10	0.01	5.750	553	75,043	77.67	0.00	0.00
District of Columbia	5	2,625,636.75	0.44	6.764	684	525,127	76.63	20.28	72.17
Florida	56	15,465,726.84	2.61	5.716	698	276,174	74.89	19.32	90.23
Georgia	12	4,501,660.46	0.76	6.157	688	375,138	77.72	2.60	92.78
Hawaii	8	3,412,433.74	0.57	5.819	710	426,554	77.71	14.67	100.00
Idaho	1	209,650.00	0.04	5.125	732	209,650	70.00	0.00	100.00
Illinois	18	7,406,840.77	1.25	6.230	699	411,491	80.21	14.68	92.00
Indiana	5	1,422,306.43	0.24	6.100	669	284,461	66.88	36.74	73.49
Iowa	1	200,678.82	0.03	6.500	596	200,679	73.85	100.00	0.00
Kentucky	1	298,269.65	0.05	6.250	608	298,270	75.66	100.00	0.00
Louisiana	1	113,774.75	0.02	6.250	579	113,775	80.00	100.00	0.00
Maryland	35	14,213,116.18	2.39	5.956	688	406,089	79.01	34.24	94.96
Massachusetts	15	6,368,699.23	1.07	5.903	697	424,580	72.64	18.09	67.66
Minnesota	4	1,073,187.15	0.18	6.531	682	268,297	79.57	16.89	83.11
Mississippi	1	195,661.99	0.03	5.000	591	195,662	76.70	0.00	0.00
Missouri	5	1,517,762.29	0.26	5.403	623	303,552	75.47	4.99	81.47
Montana	1	780,000.00	0.13	6.375	703	780,000	65.00	0.00	100.00
Nebraska	1	92,342.01	0.02	4.890	621	92,342	80.00	100.00	0.00
Nevada	31	13,950,245.22	2.35	5.903	703	450,008	77.57	14.37	100.00
New Hampshire	1	258,804.44	0.04	5.625	688	258,804	69.89	0.00	0.00
New Jersey	26	10,608,565.59	1.79	6.072	691	408,022	79.90	21.16	65.60
New Mexico	1	159,066.90	0.03	6.625	582	159,067	94.14	100.00	0.00
New York	21	9,710,460.34	1.64	5.847	708	462,403	72.85	37.23	75.21
North Carolina	7	1,718,243.50	0.29	5.737	661	245,463	78.24	34.29	72.73
Ohio	3	1,158,450.00	0.20	6.395	674	386,150	81.84	12.30	100.00
Oregon	9	2,337,792.52	0.39	6.027	674	259,755	76.12	43.00	89.16
Pennsylvania	5	1,462,714.24	0.25	5.538	728	292,543	76.59	17.05	82.95
South Carolina	2	235,091.61	0.04	5.906	654	117,546	82.50	37.52	37.52
South Dakota	1	107,080.36	0.02	6.375	572	107,080	90.00	100.00	0.00
Tennessee	4	1,329,493.13	0.22	6.035	683	332,373	83.09	20.74	79.26
Texas	9	2,598,870.31	0.44	6.087	649	288,763	77.60	33.47	53.78
Utah	4	943,696.41	0.16	5.559	725	235,924	79.79	8.85	38.14
Vermont	1	679,000.00	0.11	4.875	707	679,000	70.00	0.00	100.00
Virginia	41	18,267,384.75	3.08	5.792	695	445,546	78.49	15.36	93.85
Washington	33	13,401,313.69	2.26	5.727	707	406,100	76.88	27.06	91.53
Wisconsin	1	295,738.48	0.05	6.140	646	295,738	90.00	100.00	0.00
Total:	**1,350**	**$593,686,410.56**	**100.00%**	**5.698%**	**710**	**$439,768**	**76.91%**	**16.67%**	**94.82%**

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Primary	1,120	$511,664,076.77	86.18%	5.723%	709	$456,843	77.89%	16.42%	95.03%
Investment	214	75,156,551.04	12.66	5.528	714	351,199	70.61	17.97	93.20
Second Home	16	6,865,782.75	1.16	5.633	716	429,111	72.77	20.91	96.57
Total:	**1,350**	**$593,686,410.56**	**100.00%**	**5.698%**	**710**	**$439,768**	**76.91%**	**16.67%**	**94.82%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Single Family	871	$384,113,121.00	64.70%	5.722%	709	$441,002	77.55%	16.64%	94.57%
PUD	207	98,215,005.99	16.54	5.757	712	474,469	78.13	15.48	97.34
Condominium	135	50,568,083.29	8.52	5.627	717	374,578	76.88	18.81	95.80
Two-to-Four Family	99	46,705,365.78	7.87	5.619	716	471,771	71.19	15.94	88.87
Deminimis PUD	37	13,720,034.50	2.31	5.105	694	370,812	69.63	21.31	100.00
Townhouse	1	364,800.00	0.06	5.875	700	364,800	80.00	0.00	100.00
Total:	**1,350**	**$593,686,410.56**	**100.00%**	**5.698%**	**710**	**$439,768**	**76.91%**	**16.67%**	**94.82%**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Purchase	713	$328,758,665.28	55.38%	5.727%	723	$461,092	78.52%	11.58%	95.57%
Refinance - Rate Term	187	81,819,514.46	13.78	5.648	698	437,538	74.45	18.81	94.48
Refinance - Cashout	450	183,108,230.82	30.84	5.666	692	406,907	75.11	24.86	93.62
Total:	**1,350**	**$593,686,410.56**	**100.00%**	**5.698%**	**710**	**$439,768**	**76.91%**	**16.67%**	**94.82%**



Loan Documentation

Greenpoint Underwriting	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
Stated Income	707	$355,921,192.18	59.95%	5.838%	718	$503,425	78.59%	0.00%	98.46%
Full Documentation	74	36,656,143.65	6.17	5.785	707	495,353	78.39	100.00	97.93
Stated Income/Stated Asset	7	3,322,643.24	0.56	6.060	733	474,663	78.96	0.00	70.28
No income, asset or employment disclosure	4	1,715,296.11	0.29	6.564	707	428,824	68.94	0.00	54.57
No Income Disclosure	7	3,549,793.75	0.60	6.365	714	507,113	76.99	0.00	55.02
No income or employment disclosure	3	1,492,000.00	0.25	6.622	725	497,333	80.00	0.00	100.00
Sub-Total:	**802**	**$402,657,068.93**	**67.82%**	**5.845%**	**717**	**$502,066**	**78.52%**	**9.10%**	**97.62%**

IMPAC Underwriting									
Stated Income/Verified Assets	300	$115,096,084.94	19.39%	5.408%	695	$383,654	73.72%	0.00%	94.50%
Full Documentation	164	56,262,056.04	9.48	5.120	711	343,061	72.25	100.00	90.63
No Income/Stated Assets	18	6,160,207.97	1.04	6.143	693	342,234	75.10	0.00	80.68
No Income/Verified Assets	10	3,537,361.79	0.60	5.995	669	353,736	79.99	0.00	89.05
No Income/No Assets	3	1,565,400.00	0.26	5.406	650	521,800	73.08	0.00	100.00
Full Income/Stated Assets	1	411,000.00	0.07	5.375	743	411,000	69.66	0.00	100.00
Sub-Total:	**496**	**$183,032,110.74**	**30.83%**	**5.355%**	**699**	**$369,016**	**73.42%**	**30.74%**	**92.80%**

Wells Fargo Underwriting									
Full Documentation	37	$6,064,802.14	1.02%	6.208%	594	$163,914	75.89%	100.00%	0.00%
No Documentation	14	1,785,537.14	0.30	5.690	585	127,538	72.88	0.00	0.00
Income Only	1	146,891.61	0.02	6.375	616	146,892	90.00	0.00	0.00
Sub-Total:	**52**	**$7,997,230.89**	**1.35%**	**6.095%**	**592**	**$153,793**	**75.48%**	**75.84%**	**0.00%**

Total:	**1,350**	**$593,686,410.56**	**100.00%**	**5.698%**	**710**	**$439,768**	**76.91%**	**16.67%**	**94.82%**

Margins
(Excludes Fixed Rate Mortgage Loans)

Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
1.751 to 2.000	9	$4,067,255.49	0.69%	5.387%	704	$451,917	79.05%	18.59%	100.00%
2.001 to 2.250	627	313,212,700.23	53.48	5.708	721	499,542	78.32	10.55	98.69
2.251 to 2.500	64	29,569,418.44	5.05	5.527	731	462,022	79.63	7.12	98.78
2.501 to 2.750	144	74,653,836.74	12.75	6.381	699	518,429	78.05	10.43	90.66
2.751 to 3.000	41	16,689,642.30	2.85	5.085	727	407,064	71.29	38.90	98.03
3.001 to 3.250	109	39,545,185.53	6.75	4.909	746	362,800	65.33	41.36	91.97
3.251 to 3.500	65	22,181,644.10	3.79	5.096	707	341,256	69.00	17.63	100.00
3.501 to 3.750	85	30,358,987.71	5.18	5.205	690	357,165	68.94	21.18	94.92
3.751 to 4.000	53	18,772,489.61	3.21	5.509	655	354,198	70.77	26.88	87.17
4.001 to 4.250	2	392,700.00	0.07	7.016	661	196,350	81.55	0.00	57.75
4.251 to 4.500	2	400,400.00	0.07	8.334	623	200,200	90.00	82.04	100.00
4.501 to 4.750	1	92,342.01	0.02	4.890	621	92,342	80.00	100.00	0.00
4.751 to 5.000	8	1,808,315.16	0.31	6.467	650	226,039	90.99	39.11	63.66
5.001 to 5.250	3	697,340.93	0.12	5.416	663	232,447	87.45	26.47	0.00
5.251 to 5.500	7	1,776,821.76	0.30	6.821	642	253,832	88.89	30.53	55.96
5.501 to 5.750	19	8,039,214.20	1.37	5.830	669	423,117	87.93	31.22	95.54
5.751 to 6.000	25	10,571,122.81	1.80	6.076	651	422,845	89.21	32.82	94.83
6.001 to 6.250	28	11,164,912.65	1.91	6.655	640	398,747	92.09	16.24	94.78
6.251 to 6.500	6	1,694,850.00	0.29	6.678	623	282,475	94.14	80.05	100.00
Total:	**1,298**	**$585,689,179.67**	**100.00%**	**5.692%**	**712**	**$451,224**	**76.93%**	**15.86%**	**96.11%**

Maximum Mortgage Rate
(Excludes Fixed Rate Mortgage Loans)

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
9.501 to 9.750	4	$1,550,963.00	0.26%	4.549%	695	$387,741	77.08%	38.94%	100.00%
9.751 to 10.000	4	2,113,544.15	0.36	5.358	664	528,386	78.61	36.75	100.00
10.001 to 10.250	12	4,743,026.99	0.81	4.491	730	395,252	64.34	59.64	90.41
10.251 to 10.500	40	16,823,829.76	2.87	4.704	744	420,596	70.09	43.94	100.00
10.501 to 10.750	98	42,381,804.01	7.24	5.046	724	432,467	70.85	31.83	95.22
10.751 to 11.000	165	62,171,106.66	10.62	5.257	726	376,795	71.43	23.61	94.87
11.001 to 11.250	152	68,018,108.12	11.61	5.366	717	447,488	75.74	19.19	97.92
11.251 to 11.500	209	99,060,719.77	16.91	5.517	713	473,975	77.51	10.81	96.44
11.501 to 11.750	204	97,468,035.60	16.64	5.701	714	477,784	78.16	7.75	98.72
11.751 to 12.000	163	78,039,771.34	13.32	5.924	708	478,772	79.85	9.73	95.10
12.001 to 12.250	76	36,679,693.08	6.26	6.208	701	482,628	79.87	18.03	94.11
12.251 to 12.500	78	37,938,297.83	6.48	6.466	704	486,388	79.75	6.38	91.09
12.501 to 12.750	35	15,310,388.21	2.61	6.664	674	437,440	81.53	15.42	100.00
12.751 to 13.000	20	9,245,927.38	1.58	6.904	665	462,296	81.68	14.61	96.32
13.001 to 13.250	14	6,937,725.13	1.18	7.163	669	495,552	82.73	12.26	94.53
13.251 to 13.500	8	3,212,276.76	0.55	7.391	654	401,535	86.58	2.06	85.07
13.501 to 13.750	6	1,592,511.92	0.27	7.737	651	265,419	87.35	36.42	100.00
13.751 to 14.000	3	759,300.00	0.13	7.922	637	253,100	89.99	0.00	100.00
14.001 to 14.250	4	1,059,065.28	0.18	8.202	648	264,766	88.32	0.00	90.15
14.251 to 14.500	1	275,400.00	0.05	8.500	629	275,400	90.00	0.00	100.00
14.501 to 14.750	1	235,784.68	0.04	9.875	667	235,785	80.00	0.00	0.00
15.751 to 16.000	1	71,900.00	0.01	11.000	693	71,900	89.99	0.00	100.00
Total:	**1,298**	**$585,689,179.67**	**100.00%**	**5.692%**	**712**	**$451,224**	**76.93%**	**15.86%**	**96.11%**



Next Rate Adjustment Date
(Excludes Fixed Rate Mortgage Loans)

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc	Percent Interest-Only
September 2005	13	$5,476,421.13	0.94%	5.990%	673	$421,263	80.23%	4.24%	100.00%
October 2005	1	625,550.00	0.11	4.750	723	625,550	70.00	0.00	100.00
December 2005	2	678,384.92	0.12	4.966	711	339,192	80.00	36.32	100.00
January 2006	3	1,495,999.98	0.26	5.500	710	498,667	80.00	0.00	100.00
February 2006	17	7,353,052.73	1.26	5.139	685	432,533	76.31	11.54	95.12
March 2006	3	1,634,500.00	0.28	5.702	699	544,833	79.04	0.00	100.00
May 2006	3	1,661,863.57	0.28	6.120	694	553,955	80.00	0.00	100.00
June 2006	23	11,913,382.21	2.03	6.265	692	517,973	77.63	12.08	93.04
July 2006	12	6,625,400.00	1.13	6.500	700	552,117	79.30	6.01	92.00
November 2006	3	477,301.54	0.08	6.375	716	159,101	71.11	17.49	40.54
December 2006	6	1,992,092.27	0.34	6.448	675	332,015	79.85	40.12	54.45
January 2007	32	12,974,929.39	2.22	6.173	660	405,467	89.93	29.61	92.47
February 2007	59	21,781,579.65	3.72	6.268	652	369,179	87.73	21.88	93.96
March 2007	28	11,847,350.94	2.02	5.217	705	423,120	73.50	24.58	94.22
April 2007	4	1,556,500.00	0.27	5.579	675	389,125	69.08	20.69	100.00
June 2007	68	32,707,967.29	5.58	5.615	726	481,000	79.73	6.43	98.90
July 2007	1	549,999.99	0.09	6.250	665	550,000	63.73	0.00	100.00
September 2007	1	162,500.00	0.03	4.500	695	162,500	65.00	0.00	100.00
November 2007	1	619,999.99	0.11	5.000	702	620,000	80.00	0.00	100.00
December 2007	8	3,188,193.23	0.54	5.388	692	398,524	81.03	26.90	60.60
January 2008	10	3,713,948.90	0.63	5.524	670	371,395	79.48	24.01	82.55
February 2008	15	5,603,992.00	0.96	4.916	720	373,599	73.91	43.75	100.00
March 2008	29	11,028,745.91	1.88	5.333	681	380,302	71.64	11.63	89.37
April 2008	212	106,173,718.24	18.13	5.734	718	500,819	78.45	10.49	98.48
May 2008	5	2,777,651.58	0.47	6.270	725	555,530	78.98	13.57	100.00
June 2008	323	163,510,966.15	27.92	5.793	719	506,226	78.42	8.97	96.77
July 2008	26	13,104,100.00	2.24	6.189	705	504,004	79.50	11.20	95.88
November 2009	3	789,277.96	0.13	5.747	686	263,093	74.46	0.00	100.00
December 2009	6	2,028,050.89	0.35	5.014	742	338,008	69.04	11.08	88.59
January 2010	15	6,031,439.86	1.03	5.019	720	402,096	68.51	41.48	100.00
February 2010	71	24,934,247.25	4.26	4.931	729	351,187	66.88	34.56	97.09
March 2010	125	43,672,736.02	7.46	5.143	709	349,382	68.43	35.89	93.57
April 2010	44	17,166,234.01	2.93	5.677	710	390,142	72.04	9.47	98.55
May 2010	3	1,784,799.95	0.30	6.541	699	594,933	78.31	0.00	100.00
June 2010	75	36,345,142.99	6.21	5.918	722	484,602	77.99	9.67	98.77
July 2010	8	4,734,050.00	0.81	6.518	744	591,756	78.35	35.42	100.00
October 2010	2	768,701.41	0.13	5.080	767	384,351	74.49	41.00	0.00
June 2011	2	665,750.00	0.11	5.080	734	332,875	84.82	67.89	100.00
December 2011	1	605,000.00	0.10	5.500	768	605,000	77.07	100.00	100.00
February 2012	6	2,925,208.53	0.50	4.634	765	487,535	53.25	66.24	90.00
March 2012	16	6,134,795.98	1.05	4.987	732	383,425	63.99	56.66	91.89
April 2012	1	240,800.00	0.04	5.750	674	240,800	70.00	0.00	100.00
June 2012	5	2,807,699.99	0.48	6.120	704	561,540	75.70	0.00	100.00
January 2015	1	307,553.22	0.05	5.750	675	307,553	80.00	100.00	100.00
February 2015	1	353,600.00	0.06	5.875	803	353,600	80.00	100.00	100.00
June 2015	4	1,654,000.00	0.28	6.346	686	413,500	72.64	0.00	100.00
July 2015	1	504,000.00	0.09	7.125	811	504,000	80.00	100.00	100.00
Total:	**1,298**	**$585,689,179.67**	**100.00%**	**5.692%**	**712**	**$451,224**	**76.93%**	**15.86%**	**96.11%**

Assumed Mortgage Pools

Group I Fixed Rate Mortgage Loans

Current Balance ($)	Mortgage Rate(%)	Net Mortgage Rate(%)	Original Term (months)	Remaining Term (months)	Original Amortization Term (months)	Remaining Amortization Term (months)	Original IO Term (months)	Remaining IO Term (months)	Original Months to Prepayment Penalty Expiration
85,897.80	5.750	5.500	120	113	120	113	0	0	0
859,016.32	5.047	4.797	180	172	180	172	0	0	0
1,880,869.76	5.555	5.305	240	230	240	230	0	0	0
1,258,056.25	5.767	5.517	300	290	300	290	0	0	0
16,986,582.54	6.015	5.765	360	353	360	353	0	0	0



Initial Group I Adjustable Rate Mortgage Loans

Current Balance ($)	Mortgag Rate(%)	Net Mortgag Rate(%)	Origina Term (mos)	Remainin Term (mos)	Orig Amort Term (mos)	Rem Amort Term (mos)	Orig IO Term (mos)	Rem IO Term (mos)	Gross Margi (%)	Initial Rate Chang Cap(%)	Periodi Cap(%)	Maximum Rate(%)	Minimu Rate(%)	Rate Change Frequenc (mos)	Number of Months Until Next Rate Adjustmen Date	Index	Original Months to Prepay Penalty Expiratio
2,613,418.03	6.046	5.796	360	358	360	358	0	0	2.695	3.000	1.780	12.046	2.695	6	22	6 Month LIBOR	0
118,206.87	7.000	6.750	360	356	360	356	0	0	2.750	3.000	2.000	13.000	2.750	6	20	6 Month LIBOR	24
525,041.47	6.206	5.956	360	358	360	358	0	0	2.750	3.000	2.000	12.206	2.750	6	22	6 Month LIBOR	36
10,405,433.71	6.299	6.049	360	358	360	358	0	0	2.595	5.000	1.691	12.299	2.595	6	34	6 Month LIBOR	0
3,638,020.20	6.011	5.761	360	358	360	358	0	0	2.571	5.000	1.643	12.011	2.566	6	34	6 Month LIBOR	36
309,890.18	5.317	5.067	360	357	360	357	0	0	2.250	5.000	1.000	11.317	2.250	6	33	6 Month LIBOR	42
2,237,507.59	6.396	6.146	360	358	360	358	0	0	2.575	5.000	1.650	11.396	2.575	6	58	6 Month LIBOR	0
130,387.63	6.750	6.500	360	358	360	358	0	0	2.750	5.000	2.000	11.750	2.750	6	58	6 Month LIBOR	24
1,352,487.16	6.391	6.141	360	357	360	357	0	0	2.612	5.000	1.725	11.391	2.612	6	57	6 Month LIBOR	36
74,400.00	6.625	6.375	360	359	360	359	0	0	2.750	5.000	2.000	11.625	2.750	6	59	6 Month LIBOR	42
152,371.88	6.875	6.625	360	358	360	358	0	0	2.250	5.000	1.000	11.875	2.250	6	82	6 Month LIBOR	0
152,336.96	5.625	5.375	360	358	360	358	0	0	2.250	5.000	1.000	10.625	2.250	6	82	6 Month LIBOR	36
2,467,285.63	6.025	5.650	360	358	360	358	0	0	2.750	2.000	2.000	12.025	2.750	12	10	1 Year LIBOR	0
35,015.93	6.125	5.750	360	358	360	358	0	0	2.750	2.000	2.000	12.125	2.750	12	10	1 Year LIBOR	30
598,943.98	5.930	5.555	360	358	360	358	0	0	2.750	2.000	2.000	11.930	2.750	12	10	1 Year LIBOR	36
1,023,180.01	6.685	6.435	360	357	240	240	120	117	2.321	5.000	1.142	11.685	2.321	6	117	6 Month LIBOR	0
455,350.00	6.954	6.704	360	358	240	240	120	118	2.671	5.000	1.842	11.954	2.671	6	118	6 Month LIBOR	36
23,809,396.05	5.853	5.603	360	358	240	240	120	118	2.585	3.000	1.340	11.853	2.585	6	22	6 Month LIBOR	0
335,099.99	6.025	5.775	360	358	240	240	120	118	2.683	3.000	1.733	12.025	2.683	6	22	6 Month LIBOR	24
8,601,680.11	5.953	5.703	360	358	240	240	120	118	2.615	3.000	1.459	11.953	2.615	6	22	6 Month LIBOR	36
170,000.00	6.375	6.125	360	359	240	240	120	119	2.750	3.000	2.000	12.375	2.750	6	23	6 Month LIBOR	42
147,393,229.02	6.044	5.794	360	357	240	240	120	117	2.380	5.000	1.259	12.042	2.380	6	33	6 Month LIBOR	0
340,000.00	6.000	5.750	360	358	240	240	120	118	2.250	5.000	1.000	12.000	2.250	6	34	6 Month LIBOR	12
758,884.38	5.749	5.499	360	357	240	240	120	117	2.416	5.000	1.332	11.749	2.416	6	33	6 Month LIBOR	30
72,827,611.90	5.974	5.724	360	357	240	240	120	117	2.441	5.000	1.386	11.973	2.441	6	33	6 Month LIBOR	36
1,449,456.21	6.289	6.039	360	358	240	240	120	118	2.529	5.000	1.559	12.289	2.529	6	34	6 Month LIBOR	42
264,800.00	6.562	6.312	360	357	240	240	120	117	2.461	5.000	1.423	12.562	2.461	6	33	6 Month LIBOR	60
30,715,646.15	6.327	6.077	360	357	240	240	120	117	2.403	5.000	1.306	11.327	2.405	6	57	6 Month LIBOR	0
16,574,163.08	6.239	5.989	360	358	240	240	120	118	2.445	5.000	1.390	11.245	2.445	6	58	6 Month LIBOR	36
587,150.00	6.219	5.969	360	358	240	240	120	118	2.502	5.000	1.504	11.219	2.502	6	58	6 Month LIBOR	42
899,400.00	6.184	5.934	360	357	240	240	120	117	2.250	5.000	1.000	11.184	2.250	6	81	6 Month LIBOR	0
435,999.98	6.625	6.375	360	357	240	240	120	117	2.250	5.000	1.000	11.625	2.250	6	81	6 Month LIBOR	36
566,799.99	5.862	5.487	360	354	240	240	120	114	2.000	1.000	1.000	11.000	2.000	6	4	6 Month LIBOR	0
2,780,194.88	5.690	5.315	360	354	240	240	120	114	2.000	1.000	1.000	11.000	2.000	6	5	6 Month LIBOR	36
18,733,377.80	6.375	6.000	360	358	240	240	120	118	2.752	2.000	2.000	12.375	2.752	12	10	1 Year LIBOR	0
6,649,232.48	6.213	5.838	360	358	240	240	120	118	2.751	2.000	2.000	12.213	2.751	12	10	1 Year LIBOR	36
549,450.00	6.108	5.733	360	358	240	240	120	118	2.750	2.000	2.000	12.108	2.750	12	10	1 Year LIBOR	42

Group II Fixed Rate Mortgage Loans

Current Balance ($)	Mortgage Rate(%)	Net Mortgage Rate(%)	Original Term (months)	Remaining Term (months)	Original Amortization Term (months)	Remaining Amortization Term (months)	Original IO Term (months)	Remaining IO Term (months)	Original Months to Prepayment Penalty Expiration
205,220.73	5.421	5.171	180	174	180	174	0	0	0
715,081.51	5.766	5.516	240	232	240	232	0	0	0
7,076,928.65	6.148	5.898	360	353	360	353	0	0	0

Group II Adjustable Rate Mortgage Loans

Current Balance ($)	Mortgage Rate(%)	Net Mortgage Rate(%)	Original Term (mos)	Remaining Term (mos)	Orig Amort Term (mos)	Rem Amort Term (mos)	Orig IO Term (mos)	Rem IO Term (mos)	Gross Margin (%)	Initial Rate Change Cap(%)	Periodic Cap(%)	Maximum Rate(%)	Minimu Rate(%)	Rate Change Frequency (mos)	Number of Months Until Next Rate Adjustmen Date	Index	Original Months to Prepay Penalty Expiration
1,807,358.59	6.242	5.533	360	353	360	353	0	0	3.816	3.000	1.000	12.242	4.003	6	17	6 Month LIBOR	0
549,308.02	4.750	4.375	360	355	360	355	0	0	3.250	3.000	1.000	10.750	3.250	6	19	6 Month LIBOR	12
2,173,054.86	5.909	4.580	360	353	360	353	0	0	4.856	3.000	1.000	11.731	5.184	6	17	6 Month LIBOR	24
6,734,779.81	6.036	5.716	360	357	360	357	0	0	2.640	4.874	1.442	12.036	2.656	6	33	6 Month LIBOR	0
340,558.70	5.740	3.915	360	352	360	352	0	0	5.490	3.000	1.000	11.740	5.740	6	28	6 Month LIBOR	12
289,342.38	5.500	5.125	360	353	360	353	0	0	3.875	3.000	1.000	11.500	3.875	6	29	6 Month LIBOR	24
3,139,332.21	6.077	5.319	360	355	360	355	0	0	3.958	3.711	1.356	12.077	4.026	6	31	6 Month LIBOR	36
1,073,708.53	5.084	4.709	360	354	360	354	0	0	3.269	2.784	1.216	11.084	3.269	6	54	6 Month LIBOR	0
849,148.39	5.097	4.722	360	355	360	355	0	0	3.535	3.000	1.000	11.097	3.535	6	55	6 Month LIBOR	12
154,000.00	6.250	5.875	360	356	360	356	0	0	3.625	3.000	1.000	12.250	3.625	6	56	6 Month LIBOR	24
1,323,450.34	5.170	4.837	360	356	360	356	0	0	3.166	3.676	1.338	10.832	3.166	6	56	6 Month LIBOR	36
608,236.01	5.110	4.735	360	355	360	355	0	0	4.042	3.000	1.000	11.433	4.042	6	55	6 Month LIBOR	60
315,175.06	5.375	5.000	360	338	360	338	0	0	2.250	3.000	2.000	11.375	2.250	6	62	6 Month LIBOR	0
497,667.52	4.875	4.500	360	355	360	355	0	0	3.250	3.000	1.000	10.875	3.250	6	79	6 Month LIBOR	12
292,558.53	4.750	4.375	360	354	360	354	0	0	3.250	3.000	1.000	10.750	3.250	6	78	6 Month LIBOR	36
453,526.35	4.875	4.500	360	338	360	338	0	0	2.250	6.000	2.000	10.875	2.750	6	62	6 Month LIBOR	60
454,926.99	5.125	4.750	360	355	360	355	0	0	2.750	5.000	2.000	10.125	2.750	12	55	1 Year LIBOR	0
1,318,506.83	6.198	5.823	360	357	360	357	0	0	3.056	2.000	1.728	12.198	3.056	12	9	1 Year LIBOR	0
399,600.00	6.000	5.625	360	358	360	358	0	0	2.750	2.000	2.000	12.000	2.750	12	10	1 Year LIBOR	36
956,000.00	6.448	6.198	360	358	240	240	120	118	2.250	5.000	1.000	11.448	2.250	6	118	6 Month LIBOR	0
1,202,000.00	6.592	6.342	360	358	240	240	120	118	2.555	5.000	1.611	11.592	2.555	6	118	6 Month LIBOR	36
28,838,911.34	5.602	5.352	360	358	240	240	120	118	2.531	3.000	1.124	11.602	2.531	6	22	6 Month LIBOR	0
4,059,449.99	5.803	5.553	360	358	240	240	120	118	2.536	3.000	1.145	11.803	2.536	6	22	6 Month LIBOR	36
234,953,986.89	5.779	5.528	360	357	240	240	120	117	2.301	5.006	1.105	11.779	2.301	6	33	6 Month LIBOR	0
899,800.00	6.500	6.250	360	358	240	240	120	118	2.750	5.000	2.000	12.500	2.750	6	34	6 Month LIBOR	24
763,200.00	5.563	5.313	360	357	240	240	120	117	2.250	5.000	1.000	11.563	2.250	6	33	6 Month LIBOR	30
44,334,967.36	5.776	5.526	360	357	240	240	120	117	2.345	5.000	1.190	11.776	2.345	6	33	6 Month LIBOR	36
359,900.00	7.500	7.250	360	358	240	240	120	118	2.750	5.000	2.000	13.500	2.750	6	34	6 Month LIBOR	42
42,830,115.60	6.038	5.788	360	358	240	240	120	118	2.318	5.006	1.124	11.044	2.318	6	58	6 Month LIBOR	0
1,000,000.00	4.990	4.615	360	352	240	240	120	112	2.250	6.000	2.000	10.990	2.250	6	52	6 Month LIBOR	12
10,322,495.41	5.933	5.675	360	358	240	240	120	118	2.296	5.062	1.155	10.995	2.296	6	58	6 Month LIBOR	36
1,835,199.99	6.250	6.000	360	358	240	240	120	118	2.250	5.000	1.000	11.250	2.250	6	82	6 Month LIBOR	0
972,500.00	5.875	5.625	360	358	240	240	120	118	2.250	5.000	1.000	10.875	2.250	6	82	6 Month LIBOR	36
1,336,800.00	5.566	5.191	360	354	240	240	120	114	2.915	1.000	1.000	9.999	2.915	1	1	6 Month LIBOR	24
3,837,488.60	5.133	4.758	360	353	240	240	120	113	2.323	1.000	1.000	10.909	2.297	6	5	6 Month LIBOR	0
698,400.00	4.500	4.125	360	354	240	240	120	114	2.750	1.000	1.000	10.500	2.750	6	6	6 Month LIBOR	12
1,884,407.58	5.639	5.264	360	354	240	240	120	114	2.000	1.000	1.000	11.000	2.000	6	4	6 Month LIBOR	36
255,400.00	4.750	4.375	360	353	336	336	24	17	3.250	3.000	1.000	10.750	3.250	6	17	6 Month LIBOR	0
2,230,750.00	5.472	5.122	360	353	324	324	36	29	2.543	5.000	1.197	10.669	2.543	6	29	6 Month LIBOR	0
353,600.00	5.875	5.500	360	354	300	300	60	54	2.250	6.000	2.000	11.875	2.250	6	114	6 Month LIBOR	0
307,553.22	5.750	5.375	360	353	300	300	60	53	2.250	5.000	1.000	10.750	2.250	6	113	6 Month LIBOR	36
8,421,156.68	5.985	4.942	360	354	300	300	60	54	4.041	3.000	1.000	11.985	4.468	6	18	6 Month LIBOR	0
5,355,148.43	5.668	4.979	360	354	300	300	60	54	4.063	3.000	1.000	11.669	4.281	6	18	6 Month LIBOR	12
32,427,933.16	6.053	4.703	360	354	300	300	60	54	5.608	3.000	1.000	12.053	5.741	6	18	6 Month LIBOR	24
4,391,878.10	5.057	4.552	360	354	300	300	60	54	2.996	3.827	1.090	11.057	3.170	6	30	6 Month LIBOR	0
5,389,084.93	4.716	4.341	360	355	300	300	60	55	3.301	3.000	1.000	10.716	3.301	6	31	6 Month LIBOR	12
1,504,185.62	5.305	4.930	360	355	300	300	60	55	3.581	3.000	1.000	11.305	3.581	6	31	6 Month LIBOR	24
4,129,550.00	5.394	4.923	360	355	300	300	60	55	3.894	3.000	1.000	11.394	3.921	6	31	6 Month LIBOR	36
422,500.00	5.500	5.125	360	353	300	300	60	53	2.250	6.000	2.000	11.500	2.250	6	29	6 Month LIBOR	7
9,435,796.35	5.201	4.826	360	354	300	300	60	54	3.126	3.333	1.050	11.067	3.495	6	54	6 Month LIBOR	0
36,711,499.78	5.094	4.719	360	355	300	300	60	55	3.477	2.999	1.000	11.093	3.488	6	55	6 Month LIBOR	12
8,800,654.07	5.098	4.723	360	355	300	300	60	55	3.478	3.000	1.000	11.098	3.478	6	55	6 Month LIBOR	24
14,427,805.90	4.870	4.495	360	355	300	300	60	55	3.490	3.000	1.000	10.870	3.503	6	55	6 Month LIBOR	36
9,183,141.56	5.125	4.750	360	355	300	300	60	55	3.470	3.000	1.000	11.125	3.470	6	55	6 Month LIBOR	60
605,000.00	5.500	5.125	360	352	300	300	60	52	2.250	5.000	1.000	10.500	2.250	6	76	6 Month LIBOR	0
4,986,150.00	4.965	4.590	360	355	300	300	60	55	3.362	3.000	1.000	10.954	3.362	6	79	6 Month LIBOR	12
240,800.00	5.750	5.375	360	356	300	300	60	56	3.500	3.000	1.000	11.750	3.500	6	80	6 Month LIBOR	24
1,280,773.62	4.881	4.506	360	352	300	300	60	52	2.897	3.706	1.000	10.528	2.897	6	76	6 Month LIBOR	36
2,668,604.84	4.763	4.388	360	354	300	300	60	54	3.264	3.240	1.080	10.763	3.264	6	78	6 Month LIBOR	60
479,985.34	5.000	4.625	360	354	300	300	60	54	2.250	1.000	1.000	11.000	2.250	1	1	6 Month LIBOR	36
2,819,762.40	5.273	4.898	360	355	300	300	60	55	2.858	1.000	1.000	11.273	3.329	6	4	6 Month LIBOR	0
1,348,350.00	5.970	5.595	360	354	300	300	60	54	3.254	1.000	1.000	11.970	4.660	6	4	6 Month LIBOR	12
994,700.00	5.022	4.647	360	354	300	300	60	54	3.569	1.000	1.000	11.022	3.569	6	3	6 Month LIBOR	24
751,000.00	5.202	4.314	360	354	300	300	60	54	4.888	1.000	1.000	11.202	5.202	6	6	6 Month LIBOR	36
1,027,900.00	7.304	6.206	360	355	300	300	60	55	3.480	1.000	1.000	13.304	3.480	6	1	6 Month LIBOR	60
15,603,285.56	6.373	5.998	360	358	240	240	120	118	2.750	2.000	2.000	12.373	2.750	12	10	1 Year LIBOR	0
558,904.66	6.625	6.250	360	358	240	240	120	118	2.750	2.000	2.000	12.625	2.750	12	10	1 Year LIBOR	12
2,679,263.57	6.073	5.698	360	358	240	240	120	118	2.750	2.000	2.000	12.073	2.750	12	10	1 Year LIBOR	36
311,000.00	4.750	4.375	360	351	300	300	60	51	2.250	5.000	2.000	9.750	2.250	12	51	1 Year LIBOR	0
1,015,000.00	6.360	5.199	360	355	300	300	60	55	4.732	2.000	1.512	12.360	4.732	12	7	1 Year LIBOR	0
711,200.00	4.609	4.234	360	355	300	300	60	55	3.282	2.000	2.000	10.609	3.282	12	7	1 Year LIBOR	12

One Month LIBOR Cap Table for Offered Certificates

	Beginning	Ending	Notional Balance	1ML Strike	1ML Strike		Beginning	Ending	Notional Balance	1ML Strike	1ML Strike
Period	Accrual	Accrual	($) (1)	Lower Collar (%)	Upper Collar (%)	Period	Accrual	Accrual	($) (1)	Lower Collar (%)	Upper Collar (%)
1	08/30/2005	09/25/05	960,856,000	6.126	9.720	28	11/25/2007	12/25/2007	574,337,151	6.015	9.720
2	09/25/2005	10/25/05	942,798,327	5.275	9.720	29	12/25/2007	01/25/2008	563,431,795	5.909	9.720
3	10/25/2005	11/25/05	925,075,461	5.098	9.720	30	01/25/2008	02/25/2008	552,728,541	5.936	9.720
4	11/25/2005	12/25/05	907,680,248	5.281	9.720	31	02/25/2008	03/25/2008	542,222,815	6.435	9.720
5	12/25/2005	01/25/06	890,606,637	5.111	9.720	32	03/25/2008	04/25/2008	531,911,343	6.052	9.720
6	01/25/2006	02/25/06	873,848,688	5.119	9.720	33	04/25/2008	05/25/2008	521,791,564	6.265	9.720
7	02/25/2006	03/25/06	857,400,568	5.701	9.720	34	05/25/2008	06/25/2008	511,858,899	8.618	9.720
8	03/25/2006	04/25/06	841,256,557	5.127	9.720	35	06/25/2008	07/25/2008	502,112,619	9.198	9.720
9	04/25/2006	05/25/06	825,411,036	5.308	9.720	36	07/25/2008	08/25/2008	492,552,066	8.903	9.720
10	05/25/2006	06/25/06	809,858,492	5.132	9.720	37	08/25/2008	09/25/2008	483,168,381	8.959	9.720
11	06/25/2006	07/25/06	794,593,867	5.420	9.720	38	09/25/2008	10/25/2008	474,064,583	9.283	9.720
12	07/25/2006	08/25/06	779,612,434	5.244	9.720	39	10/25/2008	11/25/2008	465,279,687	8.975	9.720
13	08/25/2006	09/25/06	764,907,993	5.246	9.720	40	11/25/2008	12/25/2008	456,670,887	9.812	9.720
14	09/25/2006	10/25/06	750,475,429	5.432	9.720	41	12/25/2008	01/25/2009	448,221,473	9.537	9.720
15	10/25/2006	11/25/06	736,309,720	5.249	9.720	42	01/25/2009	02/25/2009	439,928,743	9.538	9.720
16	11/25/2006	12/25/06	722,405,935	5.435	9.720	43	02/25/2009	03/25/2009	431,789,247	10.595	9.720
17	12/25/2006	01/25/07	708,759,238	5.258	9.720	44	03/25/2009	04/25/2009	423,800,139	9.558	9.720
18	01/25/2007	02/25/07	695,364,878	5.278	9.720	45	04/25/2009	05/25/2009	415,958,760	9.886	9.720
19	02/25/2007	03/25/07	682,219,393	6.030	9.720	46	05/25/2009	06/25/2009	408,262,266	9.559	9.720
20	03/25/2007	04/25/07	669,316,967	5.426	9.720	47	06/25/2009	07/25/2009	400,708,008	9.888	9.720
21	04/25/2007	05/25/07	656,653,327	5.618	9.720	48	07/25/2009	08/25/2009	393,293,348	9.560	9.720
22	05/25/2007	06/25/07	644,223,873	5.432	9.720	49	08/25/2009	09/25/2009	386,015,708	9.560	9.720
23	06/25/2007	07/25/07	632,024,433	5.944	9.720	50	09/25/2009	10/25/2009	378,872,545	9.900	9.720
24	07/25/2007	08/25/07	620,052,103	5.756	9.720	51	10/25/2009	11/25/2009	371,861,377	9.572	9.720
25	08/25/2007	09/25/07	608,301,449	5.805	9.720	52	11/25/2009	12/25/2009	364,902,096	9.904	9.720
26	09/25/2007	10/25/07	596,768,050	6.011	9.720	53	12/25/2009	01/25/2010	358,136,404	9.585	9.720
27	10/25/2007	11/25/07	585,447,943	5.809	9.720	54	01/25/2010	02/25/2010	351,507,198	9.587	9.720

1. The notional balance of the Cap Contract will be equal to the lesser of the scheduled notional balance or the then current balance of the Offered Certificates.



COMPUTATIONAL MATERIALS FOR
MERRILL LYNCH MORTGAGE INVESTORS, INC.,
SERIES 2005-A6

Hypothetical Available Funds Cap Table for the Offered Certificates

Period	Payment Date	Available Funds Cap (%) (1)(3)	Available Funds Cap (%) (2)(3)
1	9/25/2005	6.406	6.406
2	10/25/2005	5.554	10.000
3	11/25/2005	5.376	10.000
4	12/25/2005	5.557	10.000
5	1/25/2006	5.383	10.000
6	2/25/2006	5.388	10.000
7	3/25/2006	5.968	10.000
8	4/25/2006	5.395	10.000
9	5/25/2006	5.575	10.000
10	6/25/2006	5.399	10.000
11	7/25/2006	5.614	10.000
12	8/25/2006	5.435	10.000
13	9/25/2006	5.437	10.000
14	10/25/2006	5.619	10.000
15	11/25/2006	5.439	10.000
16	12/25/2006	5.621	10.000
17	1/25/2007	5.441	10.000
18	2/25/2007	5.452	10.000
19	3/25/2007	6.179	10.000
20	4/25/2007	5.585	10.000
21	5/25/2007	5.772	10.000
22	6/25/2007	5.587	10.000
23	7/25/2007	5.832	10.000
24	8/25/2007	5.645	10.000
25	9/25/2007	5.665	10.000
26	10/25/2007	5.855	10.000
27	11/25/2007	5.667	10.000
28	12/25/2007	5.857	10.000
29	1/25/2008	5.670	10.000
30	2/25/2008	5.675	10.000
31	3/25/2008	6.077	10.000
32	4/25/2008	5.720	10.000
33	5/25/2008	5.912	10.000
34	6/25/2008	**5.966**	**10.000**
35	7/25/2008	6.172	10.000
36	8/25/2008	5.975	10.000
37	9/25/2008	5.976	10.000
38	10/25/2008	6.177	10.003
39	11/25/2008	5.978	10.002
40	12/25/2008	6.177	10.095
41	1/25/2009	5.978	10.003
42	2/25/2009	5.978	10.002
43	3/25/2009	6.618	10.878
44	4/25/2009	5.978	10.002
45	5/25/2009	6.177	10.169
46	6/25/2009	5.978	10.002

Period	Payment Date	Available Funds Cap (%) (1)(3)	Available Funds Cap (%) (2)(3)
47	7/25/2009	6.177	10.170
48	8/25/2009	5.978	10.003
49	9/25/2009	5.978	10.003
50	10/25/2009	6.177	10.183
51	11/25/2009	5.978	10.002
52	12/25/2009	6.178	10.185
53	1/25/2010	5.981	10.000
54	2/25/2010	5.983	10.000
55	3/25/2010	6.648	10.966
56	4/25/2010	6.181	10.124
57	5/25/2010	6.392	10.470
58	6/25/2010	6.190	10.297
59	7/25/2010	6.420	11.024
60	8/25/2010	6.214	10.673
61	9/25/2010	6.216	10.688
62	10/25/2010	6.425	11.121
63	11/25/2010	6.220	10.772
64	12/25/2010	6.430	11.135
65	1/25/2011	6.224	10.780
66	2/25/2011	6.226	10.784
67	3/25/2011	6.895	11.956
68	4/25/2011	6.230	10.874
69	5/25/2011	6.440	11.242
70	6/25/2011	6.234	10.884
71	7/25/2011	6.444	11.251
72	8/25/2011	6.238	10.893
73	9/25/2011	6.240	10.902
74	10/25/2011	6.451	11.343
75	11/25/2011	6.245	10.982
76	12/25/2011	6.456	11.353
77	1/25/2012	6.253	11.000
78	2/25/2012	6.255	11.004
79	3/25/2012	6.697	11.779
80	4/25/2012	6.280	11.040
81	5/25/2012	6.493	11.414
82	6/25/2012	6.286	11.058
83	7/25/2012	6.498	11.450
84	8/25/2012	6.291	11.086
85	9/25/2012	6.294	11.094
86	10/25/2012	6.507	11.475
87	11/25/2012	6.300	11.111
88	12/25/2012	6.513	11.488
89	1/25/2013	6.306	11.124
90	2/25/2013	6.309	11.130
91	3/25/2013	6.988	12.333
92	4/25/2013	6.315	11.151

1. Assumes no losses, 10% cleanup call, 20% CPR, and 1 month LIBOR, 6 month LIBOR and 12 month LIBOR remain constant at 3.6541%, 4.0105% and 4.2078%, respectively.
2. Assumes no losses, 10% cleanup call, 20% CPR, and 1 month LIBOR, 6 month LIBOR and 12 month LIBOR remain constant at 3.6541%, 4.0105% and 4.2078% , in month 1, respectively, and increase to 20.00000% thereafter. The values indicated include proceeds from the Cap Contract, although such proceeds are excluded from the calculation of the Available Funds Cap described herein.
3. Calculated as (a) the Available Funds Cap plus (b) the result of the proceeds from the Cap Contract divided by the aggregate certificate principal balance of the classes of Offered Certificates for such Distribution Date multiplied by 12.

Discount Margin Table (To Call)

	0% CPR *To Call*	24% CPR *To Call*	30% CPR *To Call*	45% CPR *To Call*	60% CPR *To Call*
	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
Class 1-A-2 100.00000%	35	35	35	35	35
WAL (yrs)	20.98	3.08	2.37	1.35	0.87
Principal Window	Sep05 - Mar34	~Sep05 - Dec13	~Sep05 - Feb12	~Sep05 - Jul09	Sep05 - Mar08
Class 2-A-1 100.00000%	11	11	11	11	11
WAL (yrs)	16.22	1.09	0.85	0.52	0.35
Principal Window	Sep05 - Nov27	Sep05 - Jan08	Sep05 - Jun07	Sep05 - Oct06	Sep05 - May06
Class 2-A-2 100.00000%	25	25	25	25	25
WAL (yrs)	25.01	3.96	3.00	1.70	1.12
Principal Window	Nov27 - Feb33	~Jan08 - Nov11	~Jun07 - Jun10	Oct06 - Feb08	May06 - Mar07
Class 2-A-3 100.00000%	38	38	38	38	38
WAL (yrs)	28.33	7.80	6.06	3.36	2.07
Principal Window	Feb33 - Mar34	Nov11 - Dec13	Jun10 - Feb12	~Feb08 - Jul09	Mar07 - Mar08
Class 2-A-4 100.00000%	32	32	32	32	32
WAL (yrs)	20.95	3.09	2.37	1.35	0.87
Principal Window	Sep05 - Mar34	~Sep05 - Dec13	~Sep05 - Feb12	~Sep05 - Jul09	Sep05 - Mar08
Class M-1 100.00000%	48	48	48	48	48
WAL (yrs)	26.33	5.47	4.46	3.74	2.57
Principal Window	Mar28 - Mar34	Sep08 - Dec13	Nov08 - Feb12	Feb09 - Jul09	Mar08 - Mar08
Class M-2 100.00000%	65	65	65	65	65
WAL (yrs)	26.33	5.46	4.43	3.52	2.57
Principal Window	Mar28 - Mar34	Sep08 - Dec13	Oct08 - Feb12	Dec08 - Jul09	Mar08 - Mar08
Class B-1 100.00000%	135	135	135	135	135
WAL (yrs)	26.32	5.44	4.38	3.38	2.57
Principal Window	Mar28 - Mar34	Sep08 - Dec13	Sep08 - Feb12	Oct08 - Jul09	Mar08 - Mar08
Class B-2 100.00000%	175	175	175	175	175
WAL (yrs)	26.19	5.15	4.15	3.19	2.57
Principal Window	Mar28 - Nov33	Sep08 - Mar13	Sep08 - Jun11	Oct08 - Feb09	Mar08 - Mar08

Discount Margin Table (To Maturity)

	0% CPR *To Call*	24% CPR *To Call*	30% CPR *To Call*	45% CPR *To Call*	60% CPR *To Call*
	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
Class 1-A-2					
100.00000%	35	37	37	38	35
WAL (yrs)	21.03	3.36	2.59	1.48	0.87
Principal Window	Sep05 - May35	~Sep05 - Aug23	~Sep05 - Dec19	~Sep05 - Jun14	Sep05 - May08
Class 2-A-1					
100.00000%	11	11	11	11	11
WAL (yrs)	16.22	1.09	0.85	0.52	0.35
Principal Window	Sep05 - Nov27	Sep05 - Jan08	Sep05 - Jun07	Sep05 - Oct06	Sep05 - May06
Class 2-A-2					
100.00000%	25	25	25	25	25
WAL (yrs)	25.01	3.96	3.00	1.70	1.12
Principal Window	Nov27 - Feb33	~Jan08 - Nov11	~Jun07 - Jun10	Oct06 - Feb08	May06 - Mar07
Class 2-A-3					
100.00000%	38	43	44	45	38
WAL (yrs)	28.64	9.48	7.39	4.17	2.07
Principal Window	Feb33 - May35	Nov11 - Sep23	Jun10 - Jan20	~Feb08 - Jun14	Mar07 - May08
Class 2-A-4					
100.00000%	32	34	34	34	32
WAL (yrs)	21.00	3.36	2.59	1.49	0.87
Principal Window	Sep05 - May35	~Sep05 - Sep23	~Sep05 - Jan20	~Sep05 - Jun14	Sep05 - May08
Class M-1					
100.00000%	48	49	49	49	54
WAL (yrs)	26.43	5.92	4.81	3.95	3.50
Principal Window	Mar28 - Jan35	Sep08 - Feb18	Nov08 - Jun15	Feb09 - Jul11	~May08 - Jun11
Class M-2					
100.00000%	65	66	66	66	77
WAL (yrs)	26.41	5.78	4.66	3.66	4.17
Principal Window	Mar28 - Nov34	Sep08 - Oct16	Oct08 - May14	Dec08 - Nov10	May09 - Jun10
Class B-1					
100.00000%	135	136	136	136	152
WAL (yrs)	26.34	5.51	4.43	3.41	3.50
Principal Window	Mar28 - Jul34	Sep08 - Feb15	Sep08 - Dec12	Oct08 - Jan10	Dec08 - May09
Class B-2					
100.00000%	175	175	175	175	192
WAL (yrs)	26.19	5.15	4.15	3.19	3.27
Principal Window	Mar28 - Nov33	Sep08 - Mar13	Sep08 - Jun11	Oct08 - Feb09	Nov08 - Dec08

Breakeven CDR Table

The tables below display the Constant Default Rate ("CDR"), and the related cumulative collateral loss, at which the referenced Class first incurs a writedown. Calculations are run to maturity at both static (1ML =3.6541%, 6ML = 4.0105% and 12ML = 4.2078%) and forward LIBOR (shown in the graph below), and at varying loss severity percentages.
Other assumptions include: (1) prepayment speed is 30% CPR, (2) 0 month lag from default to loss, and (3) triggers fail (i.e., no stepdown):

		Static LIBOR			Forward LIBOR		
		35% Loss Severity	45% Loss Severity	55% Loss Severity	35% Loss Severity	45% Loss Severity	55% Loss Severity
Class M-1	CDR Break	11.913%	9.055%	7.305%	10.285%	7.809%	6.294%
	Cum Loss	9.22%	9.50%	9.70%	8.20%	8.40%	8.53%
Class M-2	CDR Break	8.830%	6.803%	5.533%	7.290%	5.611%	4.559%
	Cum Loss	7.24%	7.46%	7.61%	6.16%	6.31%	6.41%
Class B-1	CDR Break	6.844%	5.312%	4.342%	5.341%	4.142%	3.385%
	Cum Loss	5.84%	6.01%	6.13%	4.70%	4.80%	4.88%
Class B-2	CDR Break	6.180%	4.809%	3.938%	4.690%	3.648%	2.985%
	Cum Loss	5.34%	5.50%	5.60%	4.18%	4.28%	4.34%


Forward Curves
6.0000%
5.0000%
4.0000%
3.0000%
2.0000%
1.0000%
0.0000%
0
12
24
36
48
60
72
84
96
108
120
Period
One-Month LIBOR
Six-Month LIBOR
Twelve-Month LIBOR

Excess Spread

The table below displays excess spread in bps. Calculations are run to maturity at both static LIBOR (1ML =3.6541%, 6ML = 4.0105% and 12ML = 4.2078%) and forward LIBOR (shown in the table below). Excess spread means the per annum rate equal to 12 times the quotient of (x) the difference between (a) the total scheduled interest based on the Net Mortgage Rates in effect on the related due date minus (b) the total interest due on the Offered Certificates and the Class B-3 Certificates, divided by (y) the aggregate principal balance of the Offered Certificates and the Class B-3 Certificates as of the first day of the applicable accrual period. Other assumptions include: (1) prepayment speed is 30% CPR, (2) no defaults and no losses.

Period	Excess Spread in bps (Static LIBOR)	Excess Spread in bps (Forward LIBOR)
Avg yr1	163	117
Avg yr2	163	90
Avg yr3	181	121
Avg yr4	207	159
Avg yr5	221	180

Period	Excess Spread in bps (Static LIBOR)	1 Month Forward LIBOR	6 Month Forward LIBOR	12 Month Forward LIBOR	Excess Spread in bps (Forward LIBOR)	Period	Excess Spread in bps (Static LIBOR)	1 Month Forward LIBOR	6 Month Forward LIBOR	12 Month Forward LIBOR	Excess Spread in bps (Forward LIBOR)
1	246	3.6541%	4.0105%	4.2078%	246	39	193	4.5965%	4.6579%	4.6491%	142
2	161	3.8405%	4.1006%	4.2712%	142	40	214	4.6094%	4.6592%	4.6562%	167
3	143	3.9370%	4.1705%	4.3196%	115	41	195	4.6175%	4.6561%	4.6616%	145
4	160	4.0525%	4.2308%	4.3596%	121	42	195	4.6207%	4.6483%	4.6676%	145
5	143	4.2078%	4.2685%	4.3911%	89	43	260	4.6193%	4.6363%	4.6730%	215
6	143	4.1634%	4.2899%	4.4123%	94	44	196	4.6144%	4.6207%	4.6794%	147
7	201	4.1961%	4.3207%	4.4354%	147	45	216	4.6049%	4.6045%	4.6850%	169
8	143	4.2501%	4.3520%	4.4557%	86	46	196	4.5908%	4.5877%	4.6909%	146
9	161	4.2804%	4.3795%	4.4749%	100	47	216	4.5709%	4.5709%	4.6971%	169
10	143	4.2833%	4.4045%	4.4903%	82	48	197	4.5498%	4.5585%	4.7028%	150
11	164	4.3209%	4.4292%	4.5052%	101	49	197	4.5301%	4.5487%	4.7098%	152
12	146	4.3564%	4.4518%	4.5179%	80	50	218	4.5145%	4.5435%	4.7152%	175
13	146	4.3832%	4.4686%	4.5266%	77	51	198	4.5040%	4.5428%	4.7212%	155
14	163	4.4067%	4.4807%	4.5342%	92	52	218	4.4961%	4.5453%	4.7277%	176
15	145	4.4255%	4.4908%	4.5401%	73	53	199	4.4940%	4.5538%	4.7330%	155
16	163	4.4390%	4.4957%	4.5442%	89	54	199	4.4947%	4.5654%	4.7387%	155
17	145	4.4507%	4.4972%	4.5473%	70	55	267	4.4994%	4.5805%	4.7445%	228
18	145	4.4573%	4.4945%	4.5497%	70	56	220	4.5104%	4.6017%	4.7488%	179
19	218	4.4598%	4.4882%	4.5512%	141	57	241	4.5233%	4.6217%	4.7532%	201
20	158	4.4607%	4.4804%	4.5527%	82	58	221	4.5414%	4.6443%	4.7583%	185
21	176	4.4553%	4.4693%	4.5539%	101	59	245	4.5631%	4.6648%	4.7608%	215
22	157	4.4476%	4.4598%	4.5551%	83	60	224	4.5899%	4.6850%	4.7637%	190
23	181	4.4358%	4.4509%	4.5573%	111	61	225	4.6140%	4.7027%	4.7662%	189
24	162	4.4204%	4.4447%	4.5591%	94	62	247	4.6332%	4.7162%	4.7679%	212
25	164	4.4088%	4.4425%	4.5621%	98	63	227	4.6525%	4.7286%	4.7693%	188
26	183	4.4004%	4.4432%	4.5665%	117	64	249	4.6678%	4.7388%	4.7705%	216
27	163	4.3960%	4.4493%	4.5708%	99	65	228	4.6808%	4.7448%	4.7716%	194
28	182	4.3953%	4.4581%	4.5761%	117	66	229	4.6915%	4.7487%	4.7736%	194
29	163	4.3990%	4.4730%	4.5822%	99	67	298	4.6982%	4.7505%	4.7745%	270
30	163	4.4065%	4.4889%	4.5882%	98	68	231	4.7043%	4.7506%	4.7767%	195
31	203	4.4170%	4.5105%	4.5946%	137	69	253	4.7078%	4.7486%	4.7801%	219
32	167	4.4324%	4.5352%	4.6019%	101	70	233	4.7069%	4.7460%	4.7829%	197
33	186	4.4511%	4.5591%	4.6083%	117	71	255	4.7045%	4.7438%	4.7868%	222
34	191	4.4757%	4.5839%	4.6153%	148	72	234	4.7006%	4.7430%	4.7928%	200
35	212	4.5028%	4.6079%	4.6229%	170	73	235	4.6964%	4.7419%	4.7986%	201
36	192	4.5306%	4.6264%	4.6293%	146	74	258	4.6937%	4.7421%	4.8059%	226
37	191	4.5581%	4.6415%	4.6361%	143	75	***	4.6929%	4.7455%	4.8145%	***
38	212	4.5796%	4.6522%	4.6430%	163	76	***	4.6928%	4.7484%	4.8231%	***